Exhibit 96.1

CEMENTOS PACASMAYO S.A.A.

Technical Report Summary (TRS)

Tembladera Quarry

and

Pacasmayo Cement Plant

20-F 229.601 (Item 601)

January 2024

Index

1.	Executive Summary		1
	1.1.	Location and access	1
	1.2.	Climate	1
	1.3.	History	1
	1.4.	Geological environment and mineralization	2
	1.5.	Exploration	3
	1.6.	Sample preparation, analysis and security	3
	1.7.	Data verification	4
	1.8.	Mineral processing and metallurgical tests	5
	1.9.	Estimation of Resources and Mineral Reserves	6
	1.10.	Mining Methods	6
	1.11.	Processing Plant & Infrastructure	7
	1.12.	Market studies	8
	1.13.	Capital and operating costs & Economic Analysis	10
	1.14.	Adjacent properties	13
	1.15.	Conclusions	14
	1.16.	Recommendations	16
2.	Introduction		17
	2.1.	Participants	17
	2.2.	Terms of Reference	17
	2.3.	Conventions	19
	2.4.	Previous Work and Sources of Information	19
	2.5.	Details of QP Personal Inspection	20
	2.6.	Previously Filed Technical Report Summary	20
3.	Property description		21
	3.1.	Tembladera quarry	21
	3.2.	Pacasmayo Industrial Cement Plant	23
4.	Accesibility, climate, local Resources, infrastructure and physiography		25
	4.1.	Tembladera quarry	25
	4.2.	Pacasmayo cement plant	27
5.	History		29
	5.1.	Tembladera quarry	29
	5.2.	Pacasmayo Plant	30
6.	Geological setting, mineralization, and deposit		31
	6.1.	Regional geology	31
	6.2.	Local Geology	33
	6.3.	Characteristics of the deposit	35
7.	Exploration		37
	7.1.	Drilling	37
	7.3.	Geotechnical studies	38

i

8.	Sample preparation, analyses, and security				39
	8.1.	Geology and quarry			39
		8.1.1.	Preparation of samples, procedures, assays and laboratories		39
		8.1.2.	Quality Assurance Actions		40
		8.1.3.	Quality Plan		40
		8.1.4.	Sample security		41
		8.1.5.	Chain of custody		41
		8.1.6.	Qualified person’s opinion on quarry QAQC		41
	8.2.	Pacasmayo plant			42
		8.2.1.	Samples preparation, procedures, assays and laboratories		42
			8.2.1.1.	Raw materials sample preparation	42
			8.2.1.2.	Analysis of Laboratory	43
		8.2.2.	Quality Assurance Actions		43
		8.2.3.	Security of the samples		44
		8.2.4.	Qualified Person’s Opinion on cement plant QaQc		45
9.	Data verification				46
	9.1.	Geology and quarry			46
		9.1.1.	Data Verification procedure		46
		9.1.2.	Data collection		46
		9.1.3.	Management and Validation of Database		46
		9.1.4.	Tracking Data		46
		9.1.5.	Validation of Data		47
		9.1.6.	Qualified Person’s Opinion Geologic Data		48
	9.2.	Pacasmayo plant			48
		9.2.1.	Data verification procedures		48
		9.2.2.	Data validation		49
		9.2.3.	Qualified Person’s Opinion on cement plant		49
10.	Mineral proccessing and metallurgical testing				50
	10.1.	Nature of Testing Program			50
	10.2.	Cement Manufacturing Test Results			51
	10.3.	Qualified Person’s Opinion of the Adequacy of the Test Data			51
11.	Mineral Resources estimates				52
	11.1.	Data base			54
	11.2.	Density			54
	11.3.	Compositing			54
	11.4.	Basic statistics of the data (Assay – Composites)			54
	11.5.	Extreme values			55
	11.6.	Variogram Analysis			55
	11.7.	Interpolation			56
	11.8.	Resources estimation			58
		11.8.1.	Cut-off		58
		11.8.2.	Reasonable Prospects of Economic Extraction		59
		11.8.3.	Mineral Resources classification		59
	11.9.	Qualified Person’s Opinion			60

12.	Mineral Reserves estimates			61
	12.1.	Criteria for Mineral Reserves determination		62
		12.1.1.	Run of Mine (ROM) determination criteria	62
		12.1.2.	Cement plant recovery	62
	12.2.	Reserves estimation methodology		62
	12.3.	Reserves estimates		63
13.	Mining methods			64
	13.1.	Mining Methods and Equipment		64
	13.2.	Geotechnical models		67
	13.3.	Hydrological models		68
	13.4.	Other Mine Design and Planning Parameters		68
	13.5.	Annual Production Rate		68
	13.6.	Mining Plan		68
	13.7.	Life of Mine		70
	13.8.	Staff		70
14.	Processing and recovery methods			71
	14.1.	Process plant		71
	14.2.	Raw materials for the cement production		71
	14.3.	Flow sheet		73
	14.4.	Main equipment		73
	14.5.	Material balance cement plant		74
		14.5.1.	Material balance	74
	14.6.	Process losses		74
	14.7.	Water consumption		75
	14.8.	Fossil fuel consumption		75
	14.9.	Electric power consumption		75
	14.10.	Maintenance Plan		75
	14.11.	Staff		75
15.	Infrastructure			76
	15.1.	Tembladera quarry		76
	15.2.	Pacasmayo plant		76
16.	Market Studies			78
	16.1.	The cement market in Peru		78
	16.2.	Industry and Macroeconomic Analysis		79
	16.3.	The North Region Market		80
	16.4.	Cement price		82
	16.5.	Current and future demand		83
17.	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups.			85
	17.1.	Environmental Aspects		85
		17.1.1.	Tembladera quarry	85
		17.1.2.	Cement plant in Pacasmayo	86
	17.2.	Solid waste disposal		87
	17.3.	Qualified Person’s Opinion		87
18.	Capital and operations costs			88
	18.1.	Basis for operating and capital cost for the quarry and plant		88
	18.2.	Capital and Operating Cost Estimates		89
	18.3.	Capital and Operating Cost Estimation Risks		90
19.	Economic analysis			91
	19.1.	Methodology: Discounted Cash flow (Free)		91
	19.2.	Assumptions		91
		19.2.1.	General and Macroeconomic Assumptions	91
		19.2.2.	Income and Cost Assumptions	92
	19.3.	Results of financial model		92
	19.4.	Sensitivity Analysis		95
20.	Adjacent properties			97
21.	Other relevant data and information			98
22.	Interpretation and conclusions			98
23.	Recommendations			100
24.	References			101
25.	Reliance on information provided by the registrant.			102

Index of tables

Table 1	Mineral Resources (exclusive of Reserves) of Tembladera quarry	6
Table 2	Mineral Reserves of Tembladera quarry	6
Table 3	Projection of demand and price for the next 30 years	9
Table 4	Free Cash Flow and valuation	12
Table 5	Resource Categorization (exclusive of Reserves) at the Tembladera quarry	15
Table 6	Mineral Reserves expressed in millions of tonnes	15
Table 7	List of Cementos Pacasmayo S.A.A. Professionals	18
Table 8	QP’s field visit	20
Table 9	Central cordinates of the Acumulación Tembladera property	21
Table 10	Central coordinates of the Pacasmayo cement plant	23
Table 11	Regional stratigraphic column	31
Table 12	Local stratigraphic column of the Tembladera quarry	35
Table 13	Characteristics of the Tembladera deposit	35
Table 14	Drilling campaigns in Tembladera quarry	37
Table 15	Quality Plan of the Tembladera quarry	41
Table 16	Tests and frequency for each stage of the process	43
Table 17	Quality Plan of Pacasmayo cement plant	44
Table 18	Lithologic units of the Tembladera quarry geological model	52
Table 19	Pacasmayo plant material restrictions	53
Table 20	Characteristics of the block model	53
Table 21	Limestone Cal statistics	55
Table 22	Variogram modeling parameters	56
Table 23	Estimation Parameters Secondary Variables	56
Table 24	Estimation Parameters CaO	57
Table 25	Resource Categorization (exclusive of Reserves) at the Tembladera quarry	58
Table 26	Mineral Reserves expressed in millions of tonnes	63
Table 27	Main equipment of the Tembladera quarry	66
Table 28	Auxiliary equipment of the Tembladera quarry	66
Table 29	Parameters of design according to geotechnical zonification	67
Table 30	Reviewed Safety Factor 2021	67
Table 31	Summary of Tembladera quarry design parameters	68
Table 32	Mining plan for the next years	69
Table 33	Main equipment in Pacasmayo plant	73
Table 34	Balance for crude production	74
Table 35	Balance for clinker production	74
Table 36	Balance para producción de cemento.	74
Table 37	Fuel consumption in Pacasmayo plant	75
Table 38	Tembladera quarry Facilities*	77
Table 39	Cement shipments at domestic level (in thousands of tonnes)	79
Table 40	Types of products of Pacasmayo Cement plant	81
Table 41	Forecast of future demand for Pacasmayo cement plant	84
Table 42	Concepts about cost structure of Tembladera quarry and Pacasmayo plant	88
Table 43	Operating costs forecast of quarry and plant	89
Table 44	Investment forecast in quarry and plant	90
Table 45	Profit and Loss Statement	93
Table 46	Free Cash Flow and valuation	94
Table 47	Sensitivity analysis of the Net Present Value	95
Table 48	Sensitivity analysis of EBITDA	95
Table 49	Resource Categorization (exclusive of Reserves) at the Tembladera quarry	99
Table 50	Mineral Reserves expressed in millions of tonnes	99
Table 51	List of Cementos Pacasmayo S.A.A. information.	102

Index of figures

Figure 1	Tembladera quarry mining sequence	7
Figure 2	Pacasmayo plant process block diagram	8
Figure 3	Graph of slopes of the variables on the Economic Value	13
Figure 4	Sensitivity of EBITDA	13
Figure 5	Acumulación Tembladera Concession	22
Figure 6	Pacasmayo Industrial Plant map	24
Figure 7	Geological Section of the Tembladera quarry	36
Figure 8	Water level at the Tembladera quarry	38
Figure 9	Tembladera quarry mining sequence	65
Figure 10	Tembladera quarry final pit	70
Figure 11	Pacasmayo plant process block diagram	73
Figure 12	Mining Facilities	77
Figure 13	Segmentation of the cement market in Peru	78
Figure 14	Global GDP and Construction sector GDP MoM variation (%)	80
Figure 15	Historic prices of cement in Peru	82
Figure 16	Evolution of the national demand of cement	83
Figure 17	Sensitivity of Net Present Value	96
Figure 18	Sensitivity of EBITDA	96
Figure 19	Concession Acumulación Tembladera and adjacent concessions.	97

v

1.	Executive Summary

Cementos Pacasmayo S.A.A (CPSAA) is a Peruvian company, whose corporate purpose is the production of cement and other products associated with the construction sector. This Technical Report Summary summarizes a Pre-feasibility study of the Tembladera quarry located in the Cajamarca Region and the cement plant located in La Libertad Regional, both owned by CPSAA. Cementos Pacasmayo’s qualified persons prepared this Report to support disclosure of limestone Resources and Reserves.

1.1.	Location and access

The Tembladera quarry contains limestone, which is the main raw material for cement production. This quarry is located in the Yonan district of Contumaza province in Cajamarca Region. There is an access road to this quarry from Lima to Trujillo. The Cementos Pacasmayo plant is located at Kilometer 666 of the Panamericana Norte highway in the district and province of Pacasamayo in the region of La Libertad. The cement manufacturing plant is located 60 kilometers away from the Tembladera Quarry and 120 kilometers from the city of Trujillo.

1.2.	Climate

The quarry is in the semi-arid climate of the region of the Andean lower level of northern Peru. Precipitation ranges from minimum values of 0 mm from June to September, to a maximum value of 26.3 mm in March. Temperatures throughout the year vary between 20°C from July to August, and 25°C in March. The maximum temperature is 27°C on average, but it can go up to 29°C (January - April). Minimum temperatures are around 15-17°C (July - September).

In the cement plant in Pacasmayo, the annual average temperature varies between 16.5 and 25.0°C. The monthly average temperature varies between 19 and 25°C. The annual relative humidity averages 85%.

1.3.	History

Tembladera quarry is a limestone deposit, which is used to produce different types of cement for construction. The deposit is owned by Cementos Pacasmayo S.A.A.

In 2002, the National Institute of Cadastre and Mining Claims gave to Cementos Pacasmayo S.A.A., the title of non-metallic concession called “Acumulación Tembladera”, which goes back in time to the date of the oldest claim “North N° 1” granted by the Mining Regional Office of Cajamarca by Ministerial Resolution N° 267, dated June 30, 1950, in favor of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo S.A.A. from 1957 to 2013.

The Calizas del Norte S.A.C. company (CALNOR) operated the mine from January 2014 to May 2016. The Tembladera quarry did not operate from June to September 2016. Afterwards, Cementos Pacasmayo hired San Martin Contratistas Generales S.A. to operte the mine, wich they have done since October 2016.

CPSAA conducted a major exploration project in Marcy 2007, which consisted of a drilling campaign. MINTEC, a consulting company, was hired to create the 3D model of the deposit and estimate Mineral Resources.

In 2019, another campaign of eight diamond drill holes was carried out, to confirm the Mineral Resources and the Reserves in the eastern part of the deposit. Interpretation of the information obtained was used to prepare a new geological model. Cementos Pacasmayo oversaw the interpretation.

In December 2022, Cementos Pacasmayo started a diamond drilling campaign of eight (8) drill holes to confirm Mineral Resources and Reserves. Drilling activities continue during the first month of 2023.

1.4.	Geological environment and mineralization

The deposit is contained within the so-called Cajamarca Formation, which belongs to the Upper Cretaceous (Turonian floor, around 90 MA). This formation overlies the Quilquiñan Group and underlies the Celendín Formation.

Sedimentary rocks corresponding to the Cajamarca Formation and the Upper Cretaceous Celendín Formation outcrop in the area.

On the other hand, the Cajamarca Formation is composed of thin limestones, well stratified, in strata of thin layers, with a coloration that goes from dark to light gray. It has a thickness of 230 meters.

1.5.	Exploration

Exploration activities at the Tembladera quarry were carried out in 2007 and 2019. The first diamond drilling campaign, in 2007, drilled 31 drill holes. In 2007, DCR Ingenieros S.R. Ltd determined the geotechnical guidelines of the Tembladera quarry and grouped them into seven (7) geotechnical zones. In 2019, the second diamond drilling campaign was carried out with eight (8) drill holes. In the same year, Walsh Peru S.A. carried out a hydrogeological study of the Tembladera quarry.

During 2021, Cementos Pacasmayo update of Hydrogeological studies in the Tembladera quarry was made; however, the works were office work. Likewise, the update of geotechnical studies on the stability of the pit slope and the waste disposal in the quarry. Those works involved sample collection and sample analysis to determine the rock strength, density, and other properties.

From December 2022 to early 2023, Cementos Pacasmayo drilled eight (8) more holes at the Tembladera quarry in order to confirm the Mineral Reserves.

1.6.	Sample preparation, analysis and security

Cementos Pacasmayo has implemented procedures for sample preparation, tests and security of the information on its operations. The cement plants and operations have been complying with ISO 9001 standards since 2015. The certification under this standard is renewed annually by means of an external audit.

With respect to the geology, CPSAA uses the XRF technique and other analytical methods to analyze the main chemical components in the limestone. In the cement plant, the raw materials for the production of clinker and cement are analyzed using methods specified in the A.S.T.M. and Peruvian Technical Standards for cement testing. The laboratory in the cement plant has properly calibrated equipment and a periodic maintenance plan.

At the Pacasmayo plant, the sampling and data verification plan applies to the processes of receiving raw materials, crushing of raw materials, coal grinding, crude grinding, clinkerization and cement grinding. Additionally, it is applied to the lime production, lime grinding and lime dispatch.

Cementos Pacasmayo S.A.A. had implemented quality assurance, quality control (QAQC) protocols for the development of the exploration and production activities in the Tembladera quarry and in the Pacasmayo plant to ensure the quality of the information that is used in the estimation of Mineral Resources and Reserves.

1.7.	Data verification

Concerning geological activities, CPSAA has a data verification unit for the geological database. This unit has as its main function, the verification of data to be used in the estimation of Mineral Resources and Reserves. For the appropriate administration of information, internal protocols have been implemented that are subject to internal audits. The stages within the verification activities for the geologic data are the data collection, the administration and validation of data received from internal and external laboratories, data tracking through the confirmation of custody chains and finally, validation of data in the database that will allow the development of the Mineral Resources and Reserves model.

The qualified persons followed the defined processes for information flows to support Mineral Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating the geologic data. They found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Mineral Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the deposit.

For data verification activities at the cement plant, the Plan, Do, Check and Act (PDCA) methodology is used. This is applied to the technical information received from the company’s internal and external customers. The quality control laboratory compares the results with national and international laboratories as part of the verification procedures.

In the author’s opinion, the methodologies used for collecting and processing data at the cement plant are accurate and free of important errors. The information can be used within the models’ construction and estimates for cement production. Considering that the analyses of the main chemical components and physical properties of the raw materials and final products are made in external laboratories, the quality of the information is adequate for preparing mineral Resource and Reserve Estimates.

1.8.	Mineral processing and metallurgical tests

Cementos Pacasmayo has procedures for the development of products at the laboratory level and its scaling at the industrial level, as well as its own procedures for the preparation, review, issuance and control of laboratory test reports. Cementos Pacasmayo has a research and development laboratory located in the Pacasmayo plant to evaluate technical aspects of cement plant and quarry operations.

To have a representative sample of its raw materials and cement at the Pacasmayo plant, Cementos Pacasmayo performs the analysis of its samples in its internal Research and Development Laboratory located at the plant.

A significant percentage of Research and Development activities are focused on evaluating different ratios between clinker-mineral additions providing the best functional characteristics to our products and at the same time balancing the benefits generated for the company. Another objective is to identify other additions that can substitute for clinker: slag, pozzolana, fly ash, calcined clays, etc., to reduce its environmental footprint and the cost of cement production. Based on this work, the laboratory has determined (and confirmed with production estimates) that 1 tonne of limestone yields 0.74 tonnes of clinker and the clinker/cement factor of the main cements with additions is 0.72.

The Research Laboratory issues technical reports following the criteria of international standards to the operations area which evaluates the convenience of industrial implementation of the tests and validating what is reported at the laboratory level.

1.9.	Estimation of Resources and Mineral Reserves

Qualified person (QP) has estimated limestone Resources and Reserves for this property. For the evaluation, the information from exploration activities from previous years has been used, and is the database for the Resources and Reserves model.

The limestone Resources are presented in Table 1. The Resource estimation considered the quality restrictions of limestone received in Pacasmayo cement plant, limits of the concessions, accessibility to the Resources and legal restrictions of the mining concessions, economic factors and modifying factors.

The minimum quality accepted is 48.6% CaO to be used as raw material for production and considering the sale prices of cement at the Pacasmayo plant, the economic evaluation used for Reserve evaluation is shown in Chapter 19 and considers the same criteria used for the estimation of Reserves.

Table 1 Mineral Resources (exclusive of Reserves) of Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Measured	122.6	49.33	1.83	1.82	4.76	0.31
	Indicated	34.5	50.32	1.68	1.44	3.85	0.20
	Measured + Indicated	157.1	49.55	1.80	1.74	4.56	0.29
	Inferred	75.9	50.33	1.62	1.45	3.93	0.31

For Reserve estimation, the Resources and the quality criteria, modifying factors and limestone production costs were considered. The mining method used is open pit. The economic results are shown in Chapter 19.

Table 2 Mineral Reserves of Tembladera quarry

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Proven	65.5	49.66	1.52	1.54	4.60	0.37
	Probable	12.3	49.63	1.57	1.56	4.91	0.28
	Total	77.8	49.65	1.53	1.54	4.65	0.36

1.10.	Mining Methods

Cementos Pacasmayo S.A.A. is the current owner of the Tembladera quarry, which has outsourced its production to a specialized contractor. The limestone mining at the Tembladera quarry includes drilling, blasting, loading, hauling, and crushing.

Figure 1 Tembladera quarry mining sequence

The major equipment used for the production of limestone in the Tembladera quarry is a track drill, primary crusher, secondary crusher, excavator, tractor, front loader, and dump truck. Also, auxiliary equipment is necessary, like pickups, lubricator trucks, ambulance, and other equipment.

The mining plan of the Tembladera quarry considers an average annual production of 2.6 million tonnes of limestone for the next 30 years and a stripping rate of 0.17.

Based on the plant requirements and sales projection for the next 30 years, the pit design parameters for the Tembladera quarry are inter-ramp slope angle, bench slope, bench height, safety bench, width of ramps, safety berm height and ramp gradient.

1.11.	Processing Plant & Infrastructure

Cement production considers the stages of raw material extraction, grinding and homogenization, clinkerization, cement grinding, silo storage and packaging, loading and transportation. Cement is moved through conveyor belts to packing systems to be packed in bags and then loaded onto trucks operated by third parties for distribution.

Figure 2 Pacasmayo plant process block diagram

The raw materials and additions are considered for cement production at Pacasmayo plant. The raw materials for cement production are limestone, sand, iron, clay and coal. The mixture of these raw materials is crude which is fed to the calcination kiln to produce clinker. The limestone represents 86.18% by weight of the raw material.

Clinker and additional materials are used to produce cement. The additions used in cement production are slag, pozzolana, gypsum and limestone. Currently, the cement plant in Pacasmayo has a Clinker/Cement factor of 0.72.

The Pacasmayo plant has an electrical substation with a capacity of 105 MVA, the electric power is supplied from the national grid.

Cementos Pacasmayo has implemented a preventive and corrective maintenance plan to keep cement production uninterrupted.

Cementos Pacasmayo maintains operational efficiency to control costs and operating margins, and makes efforts to diversify energy sources and ensure supply when possible.

1.12.	Market studies

The Peruvian Cement Market is geographically segmented by regions: northern, central and southern region and every region is served by different companies, most of which are cement producers.

The main companies that supply the cement market in Peru are Cementos Pacasmayo S.A.A., UNACEM, Cemento Yura, Cementos Selva S.A.C. There are also companies that import cement or clinker, such as Cemento Inka, Cemento Nacional, and Cemex, among others.

The companies that commercialized cement in Peru follow the Peruvian Technical Standards associated with - technical specifications for cement.

Portland Cement is subdivided into Type I and Type V. Portland Cement is subdivided into Type ICO, Type IL, Type 1P and Type 1 (PM); and finally, Hydraulic Cements specified by performance are Type GU, Type MS (MH), Type HS, Type HE, Type MH and Type LH.

Cementos Pacasmayo, being the leading company in the production and sale of cement in the Northern Region, has a market share in the following cities: Cajamarca, Chiclayo, Chimbote, Jaén, Pacasmayo, Piura, Rioja, Tarapoto, Trujillo, Tumbes, Yurimaguas and Iquitos. Cementos Pacasmayo also has a Market Share above 93.8% in the northern region of the country.

Annual cement shipments at the national scale for the year 2023 reached a total of 12.2 million tonnes, while total cement shipments at the Pacasmayo plant for 2023 were 1,634.8 thousand tonnes. Pacasmayo plant meets almost 52.2% of the cement demand in the Northern Region of the country and its cement shipments represent 55.7% of the three cement plant’s overall shipments.

Table 3 shows the projected demand and price per ton of cement for the next 30 years.

Table 3 Projection of demand and price for the next 30 years

	Shipments (tonnes)	Revenue S/ x t
2024P	1,860,241	447.9
2025P	2,262,148	421.5
2026P	2,307,390	432.6
2027P	2,069,164	444.1
2028P	2,069,164	455.9
2029P	2,069,164	467.9
2030P	2,069,164	480.3
2031P	2,069,164	493.1
2032P	2,182,171	506.1
2033P	2,257,814	519.5
2034P	2,334,970	533.3
2035P	2,413,670	547.4
2036P	2,493,943	562.0
2037P	2,575,822	576.8
2038P	2,659,338	592.1
2039P	2,744,525	607.8
2040P	2,831,416	623.9
2041P	2,920,044	640.5
2042P	3,005,252	657.4
2043P	3,034,110	674.9
2044P	3,060,320	692.7
2045P	3,060,320	711.1
2046P	3,060,320	729.9
2047P	3,060,320	749.3
2048P	3,060,320	769.1
2049P	3,060,320	789.5
2050P	3,060,320	810.4
2051P	3,060,320	831.9
2052P	3,060,320	854.0
2053P	3,060,320	876.6

1.13.	Capital and operating costs & Economic Analysis

This document presents the cash flow analysis and an economic evaluation of the project based on the current operating costs of the cement plant in Pacasmayo and using information from the Tembladera quarry for limestone production.

For the Reserves evaluation, the general and macroeconomic assumptions used for the projection of the free/economic cash flows and for the valuation are:

-	Projection horizon: 30 years (2024 to 2053) according to the estimated years of quarry life.

-	Annual inflation rate, 2.90%, based on based on The International Monetary Fund as of October 2023: applies equally to sales price, costs, and expenses.

-	Capital cost projections were determined using a historical ratio of annual investments and maintenance costs which also considers the increase in production volume.

-	The company’s capital structure is being considered in the discount rate (WACC) of 11.56%.

-	Income tax rate: effective rate of actual (historical) business results, 29% - 30%.

-	Workers’ Profit Sharing: 10%.

-	Exchange rate: exchange rate is assumed to remain at 3.80 (USD/PEN).

The economic analysis uses the economic assumptions listed in Chapter 19. The main variables considered in the economic model for the sensitivity analysis were cement price, production cost and CapEx.

For the economic analysis of Reserves, the free cash flow is constructed, which does not incorporate the financing structure, since the latter is considered in the weighted average cost of capital of the company (WACC) for discounting future cash flows. The following financial parameters were calculated:

●	30-year mine life

●	Average plant throughput for cement production: 2.6 million tonnes per year over the 30-year projection.

●	Average sales price: 616.7 Soles per ton of cement, an average of the 30-year projection, at nominal values.

●	Revenues: 1,620 million Soles, an average of the 30-year projection.

●	Average cash production cost: 409.3 Soles per ton of cement, an average of the 30-year projection, at nominal values.

The cash flow of the project is presented in Table 4 below. The NPV at a discount rate of 11.56% is 1,514 million Soles.

Table 4 Free Cash Flow and valuation

	FCF - Valuation (Thousand S/)
	(-) Taxes (EBIT*t)	(-) CapEx	EBITDA Planta Pacasmayo	Free Cash Flow

2023P	-74,978	-27,225	243,201	140,999
2024P	-69,471	-28,015	229,018	131,532
2025P	-74,699	-28,827	244,165	140,639
2026P	-69,090	-29,663	218,964	120,212
2027P	-68,282	-30,523	214,075	115,270
2028P	-74,465	-31,408	227,865	121,992
2029P	-77,984	-32,319	234,531	124,228
2030P	-77,571	-33,256	230,120	119,293
2031P	-86,839	-34,221	258,134	137,074
2032P	-93,373	-35,213	277,424	148,837
2033P	-96,821	-36,234	286,264	153,209
2034P	-107,379	-37,285	314,738	170,074
2035P	-115,420	-38,367	336,806	183,019
2036P	-119,607	-39,479	348,546	189,460
2037P	-130,917	-40,624	380,042	208,500
2038P	-139,812	-41,802	405,251	223,637
2039P	-145,054	-43,014	420,260	232,191
2040P	-157,272	-44,262	455,154	253,620
2041P	-166,837	-45,545	482,918	270,535
2042P	-169,060	-46,866	489,374	273,447
2043P	-178,021	-48,225	514,484	288,238
2044P	-182,772	-49,624	527,426	295,030
2045P	-183,761	-51,063	529,282	294,457
2046P	-191,300	-52,544	550,074	306,230
2047P	-196,592	-54,068	563,792	313,132
2048P	-197,111	-55,636	565,322	312,575
2049P	-204,688	-57,249	586,751	324,814
2050P	-209,890	-58,909	601,888	333,089
2051P	-211,356	-60,618	606,018	334,044
2052P	-219,278	-62,375	628,477	346,823

WACC	11.56%
Economic NPV (Thousand S/)	1,513,634

Sensitivity analysis was also made to show the influence of changes in prices, OpEx and CapEx on NPV.

Figure 3 Graph of slopes of the variables on the Economic Value

Figure 4 Sensitivity of EBITDA

1.14.	Adjacent properties

The Acumulación Tembladera property shares borders with private properties. No mining activities are being performed on these properties. The mining concession (EAGLE 1) overlaps with the Acumulación Tembladera property by 46.43 hectares; however, Cementos Pacasmayo owns the surface property; consequently, this concession does not restrict the Cementos Pacasmayo’s activities in the current exploitation areas. Eagle 1 does not interfere with Cementos Pacasmayo S.A.A.’s operations, Resources or Reserve estimates. Also Julissa A concession does not interfere with the area of the mining rights in the Cementos Pacasmayo S.A.A. concession.

1.15.	Conclusions

●	From a legal point of view, Cementos Pacasmayo S.A.A. has the ownership of the mining properties for the exploration, development and production of limestone to supply the cement plants for normal production during the life of the quarry.

●	Cementos Pacasmayo S.A.A. has been complying with international ISO-9001 (Quality) standards since 2015 and has implemented Quality Assurance and Quality Control (QaQc). The controls are applied for the construction of the Geological Model, Resource Estimation and Reserves Estimation.

●	Cementos Pacasmayo S.A.A. has a quality assurance system in its operations that includes sample preparation methods, procedures, analysis and safety of results which comply with the best practices in the industry.

●	The information verification and validation processes are carried out following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which are the fundamental basis for the estimation of Resources.

●	The geological modeling of the limestone deposit is consistent with the relationship between the information and the geological model.

●	The Reserves estimations consider the geologic and modifying factors as well as risks. The quality variable is the CaO content, which is very stable in the deposit, also there are along with other secondary variables that determine the quality of the Reserves.

●	In the process of calculating Mineral Reserves and in the production plans of the quarry, these variables have been adequately considered in the mining plan, properly sequenced and with blending processes. There are sufficient proven and probable Mineral Reserves for the next 30 years.

●	Table 5 shows the Mineral Resources of the Tembladera quarry. Likewise, the Mineral Reserves are shown in Table 6.

Table 5 Resource Categorization (exclusive of Reserves) at the Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Measured	122.6	49.33	1.83	1.82	4.76	0.31
	Indicated	34.5	50.32	1.68	1.44	3.85	0.20
	Measured + Indicated	157.1	49.55	1.80	1.74	4.56	0.29
	Inferred	75.9	50.33	1.62	1.45	3.93	0.31

Table 6 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Proven	65.5	49.66	1.52	1.54	4.60	0.37
	Probable	12.3	49.63	1.57	1.56	4.91	0.28
	Total	77.8	49.65	1.53	1.54	4.65	0.36

●	The cement plant located in Pacasmayo has equipment and facilities available for cement production using limestone from the Tembladera quarry and other necessary materials.

●	The Health, Safety and Environment department is in charge of supervising compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company áreas.

●	Through its Social Responsibility area, Cementos Pacasmayo S.A.A. has generated relationships of trust with the communities surrounding its operations, which have a solid relationship with our communities, identifying their primary needs in health, education, urban development, and local development.

●	The operation in Tembladera quarry and Pacasmayo plant, with regards to infrastructure, is technically and economically feasible due to the life of the quarry.

●	The sensitivity analysis shows that the operation is economically robust.

1.16.	Recommendations

●	Maintain the QAQC program for exploration, development and production activities associated with cement production.

●	It is recommended to perform the technical interpretation of the data generated during the 2022 diamond drilling campaign, so that they can be incorporated into the resource and reserves model, which will provide greater support and robustness to these models.

●	Complement the geotechnical monitoring of the quarry components with the implementation of the Geotechnical Monitoring Plan, which consists of the installation of slope displacement control landmark.

●	Perform density tests for limestone in the next studies at the Tembladera quarry.

●	For future diamond drilling campaigns, evaluate the rock density for each limestone horizon.

2.	Introduction

2.1.	Participants

This Technical Summary Report (TRS) was prepared for Cementos Pacasmayo by qualified persons (QPs) who work for Cementos Pacasmayo, who according to their qualifications and experience developed the chapters based on their expertise. Likewise, the aforementioned QPs used the Company’s information sources, information validated and approved by the competent authorities in Peru and public information sources. Table 7 indicates the qualified persons who prepared this document as well as the chapters and information under their responsibility.

Marco Carrasco, who holds the position of Project Manager of Cementos Pacasmayo and is certified by the Mining and Metallurgical Society of America (MMSA) of the United States as a QP, served as the supervising QP. He acted as Project Manager, whose primary role was to compile the information received from the QPs of each chapter to have an integrated document. Each QP is responsible for the section they wrote.

2.2.	Terms of Reference

This technical report summary was prepared as an exhibit to support disclosure of Mineral Resources and Reserves by Cementos Pacasmayo. This report summarizes the results of the Prefeasibility study of the “Acumulación Tembladera” property for the production of limestone using open pit mining methods. The report is effective December 31, 2023.

The limestone extracted from the Acumulación Tembladera property supplies raw material for the Pacasmayo plant where cement is produced. The annual cement production is 2.6 million tonnes per year (Mtpy). Actual operating costs have been considered for the estimates and used as a basis for economic projections within the economic analysis. This technical report summary estimates Mineral Resources and Reserves according to the regulations published in Securities Exchange Commission (SEC) Form 20-F and under subpart 1300 of Regulation S-K.

The report was prepared by the qualified persons listed in Table 7 using available studies and, in some cases (see Chapter 25), relying on information provided by Cementos Pacasmayo, the registrant.

Table 7 List of Cementos Pacasmayo S.A.A. Professionals

Item	Chapter	First and Last Names	Job Position	Profession
0	Compiled all	Marco Carrasco (*)	Project Manager	Chemical Engineer
1	Executive summary	All QPs (**)
2	Introduction	All QPs (**)
3	Property description	Henry Vargas (***)	Environmental Coordinator	Environmental Engineer
4	Accessibility, climate, local Resources, infrastructure and physiography	Henry Vargas (***)	Environmental Coordinator	Environmental Engineer
5	History	Jorge Vega	Mining Projects Superintendent	Mining Engineer
5	History	Jhonson Rodríguez	Senior Geologist	Geological Engineer
6	Geological setting, mineralization, and deposit	Jhonson Rodríguez	Senior Geologist	Geological Engineer
7	Exploration	Jhonson Rodríguez	Senior Geologist	Geological Engineer
8	Sample preparation, analyses, and security	Jhonson Rodríguez	Senior Geologist	Geological Engineer
8	Sample preparation, analyses, and security	Dennis Rodas	Quality Control Superintendent	Chemical Engineer
9	Data verification	Jhonson Rodríguez	Senior Geologist	Geological Engineer
9	Data verification	Dennis Rodas	Quality Control Superintendent	Chemical Engineer
10	Mineral processing and metallurgical testing	Dennis Rodas	Quality Control Superintendent	Chemical Engineer
11	Mineral resource estimates	Jason Gamio (****)	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
12	Mineral reserve estimates	Jason Gamio (****)	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
13	Mining methods	Jorge Vega	Mining Projects Superintendent	Mining Engineer
14	Processing and recovery methods	Dennis Rodas	Quality Control Superintendent	Chemical Engineer
15	Infrastructure	Jorge Vega	Mining Projects Superintendent	Mining Engineering
16	Market studies	Jason Gamio (****)	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
17	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups	Henry Vargas (***)	Environmental Coordinator	Environmental Engineer

18	Capital and operating costs	Jason Gamio (****)	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
19	Economic analysis	Jason Gamio (****)	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
20	Adjacent properties	Henry Vargas (***)	Environmental Coordinator	Environmental Engineer
21	Other relevant data and information	All QPs (**)
22	Interpretation and conclusions	All QPs (**)
23	Recommendations	All QPs (**)
24	References	All QPs (**)
25	Reliance on information provided by the registrant	All QPs (**)

(*)	Marco Carrasco, who holds the position of Project Manager of Cementos Pacasmayo compiled the information received from the QPs of each chapter to have an integrated report. Each QP is responsible for the section they wrote.
(**)	Henry Vargas, Jorge Vega, Jhonson Rodríguez, Dennis Rodas and Jason Gamio
(***)	Henry Vargas joined Cementos Pacasmayo as Environmental Coordinator in December 2022.
(****)	Jason Gamio assumed new responsibilities as Chief of Planning and Evaluation of Resources and Reserves in April 2023.

2.3.	Conventions

Unless otherwise indicated in the report, all currencies are in soles and all measurements and units are in the metric system. The Tembladera Accumulation property is represented by Universal Transverse Mercator (UTM) coordinates. All coordinates referenced in this report and in the accompanying figures, tables, maps and sections are provided in the WGS84 coordinate system, UTM 17S zone, unless otherwise indicated.

2.4.	Previous Work and Sources of Information

The information used is sufficient to allow this TRS to be completed with the level of detail required by Regulation S-K subpart 1300. The information used included exploration results from the various drilling campaigns, actual information from Cementos Pacasmayo’s operations, information submitted to and approved by the corresponding authorities and public information in organizations specialized in the cement industry. The list of sources of information is presented in Chapter 24 of this report.

2.5.	Details of QP Personal Inspection

The QPs who developed this document visited the Tembladera quarry and Pacasmayo plant as part of their activities for 2023.

Table 8 QP’s field visit

Item	First and Last Names	Job Position	Profession	Field visit
1	Henry Vargas	Environmental Coordinator	Environmental Engineer	Mr. Vargas has visited the Tembladera quarry and Pacasmayo plant multiple times. The last visit to the Tembladera quarry and Pacasmayo Plant was in September 2023. During this visit, Mr. Vargas inspected the environmental monitoring points, solid waste areas, raw material warehouse, and the administrative area of the Pacasmayo plant and Tembladera quarry to verify the environmental controls.
2	Jorge Vega	Mining Projects Superintendent	Mining Engineer	Mr. Vega has visited the Tembladera quarry on a regular basis, most recently on November 2023. During the most recent site visit, Mr. Vega inspected the production zones, the quarry design parameters and the equipment’s condition.
3	Dennis Rodas	Quality Control Superintendent	Chemical Engineer	Pacasmayo plant, all year as part of his duties in the quality control department.
4	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer	Mr. Gamio has visited the Tembladera quarry and Pacasmayo plant regularly. The last visit to the Tembladera quarry and Pacasmayo plant was in July 2023, visiting core facilities, discussing grade control, geological mapping, exploration, and delineation drill practices, diamond drill core logging, quality assurance, and quality control (QA/QC), raw material storage and mineral reserve estimation practices.
5	Jhonson Rodríguez	Senior Geologist	Geological Engineer	Mr. Rodríguez has regularly visited the Tembladera quarry and Pacasmayo plant, most recently in October 2022. He visited core facilities and discussed grade control, geological mapping, exploration and delineation drill practices, diamond drill core logging, quality assurance, quality control (QA/QC), and laboratories. During 2023, he coordinated with operational staff about the items above.
6	Marco Carrasco	Project Manager	Chemical Engineer	From September to December 2023, Mr. Carrasco visited the Pacasmayo plant multiple times. His last visit to the Tembladera quarry was in 2022, but during 2023, he coordinated remotely with operational staff. His visit emphasized the operational cement process and equipment conditions (kilns, mills, storages (raw material and sub-products and products, etc.).

2.6.	Previously Filed Technical Report Summary

This Technical Report Summary (TRS) updates the previously filed technical report summary for the property. The previously filed TRS is the “Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601”, which was filed as Exhibit 96.1 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

3.	Property description

3.1.	Tembladera quarry

We refer to the non-metallic mining concession called Acumulación Tembladera. The mentioned mining property is located in the area of Tembladera, in the district of Yonan, province of Contumaza, Cajamarca region.

The quarry is located 60 km from the Pacasmayo district, Pacasmayo province, La Libertad region, where the cement plant is located. Consider the UTM coordinate of the center of the circle of the Acumulación Tembladera as follows:

Table 9 Central cordinates of the Acumulación Tembladera property

North	East	Radius	Zone
706744.79	9198636.74	5,000.00	17

The area of the property is 3,390.97 hectares and is shown in Figure 5. The mining rights (the mining concession title) are granted by INGEMMET (Geological Mining and Metallurgic Institute) of the Energy and Quarries Sector by means of a Presidential Resolution. In the particular case of the Acumulación Tembladera, the Director’s Resolution N° 01989-2002-INACC/J the State Organization that granted that title was the National Institute of Concessions and Mining Cadastre (Instituto Nacional de Concesiones y Catastro). Cementos Pacasmayo S.A.A has surface rights for the operation area in the Tembladera quarry.

The mineral rights were issued based on the General Mining Law (DS-014-92-EM) and its Regulation D.L 020-2020-EM.

The property is in the name of Cementos Pacasmayo S.A.A., is also registered with the name Acumulación Tembladera, and with type of substance NON-METALLIC.

Cementos Pacasmayo S.A.A. pays the right of validity for the concession of Acumulación Tembladera with unique code 010001801L. These payments must be made from the first business day of January to June 30 of every year.

Cementos Pacasmayo S.A.A. pays royalties to the State according to regulations established by the Authority in Law N° 28258 and its amendment N° 29788, for the property called Acumulación Tembladera.

Figure 5 Acumulación Tembladera Concession

3.2.	Pacasmayo Industrial Cement Plant

The cement plant property is located in the Pacasmayo District, Pacasmayo Province, La Libertad Region. It is located at Kilometer 666 of the Panamericana Norte.

The property is shown in the Figure 6 and Table 10 shows the UTM coordinates of the center of the circle of the Pacasmayo plant:

Table 10 Central coordinates of the Pacasmayo cement plant

North	East	Radius	Zone
659953.76	9180941.32	700.00	17

The area of the property is 86.7 hectares. The property is registered in the National Superintendency of Public Registries (Superintendencia Nacional de los Registros Públicos – SUNARP) under the registration number 11004542 in registry zone No. V TRUJILLO, Registry Office San Pedro de Lloc.

Cementos Pacasmayo S.A.A. pays taxes to the State according to that established by the Municipal Authority, for the Pacasmayo plant.

Figure 6 Pacasmayo Industrial Plant map

4.	Accesibility, climate, local Resources, infrastructure and physiography

4.1.	Tembladera quarry

This chapter describes the accessibility, climate, local resources and infrastructure for the Tembladera quarry and Pacasmayo plant. The chapter uses information obtained from technical and environmental studies prepared by specialized companies and approved by the authorities.

Topography

Tembladera is located between 500 and 1000 masl. The topography shows steep surfaces and abrupt slopes. Drainage is dendritic and controlled by structural features; all the streams are tributaries of the Jequetepeque River.

Access

The main access is by land. The journey from the city of Lima to the Tembladera quarry is as follows: Lima – Pacasmayo (666 km), Pacasmayo – Ciudad de Dios (14.3 km), Ciudad de Dios – Tembladera (50 km) and Tembladera – Checkpoint (0.8 km), for a total of 747.1 km.

By air route is as follows: Lima – Trujillo in 1 hour flight, and from Trujillo to Tembladera quarry by land route for a journey of 2 hours.

Another alternative by air route is as follows: Lima – Chiclayo, in approx. 1:15 hrs. flight, and from Chiclayo to Tembladera by land route with a journey of 2.5 hrs.

Climate

The Tembladera quarry is located in the western slope of the Andes Mountains range of the Cajamarca Region. The climate is characteristic of semi-arid areas of the lower Andean floor of northern Peru.

Meteorological information is administered by the National Service of Meteorology and Hydrology, SENAMHI. The precipitation data from the Monte Grande Meteorological Station has minimum values 0 mm from June to September and maximum values of 26.3 mm in March, corresponding to the dry and wet periods of the year. The total annual precipitation averages 64.6 mm.

Temperature

The average monthly temperature fluctuates from 20 °C in July and August to 25 °C in March. The monthly thermal amplitude is less than 4 °C. The maximum average temperatures range from 27 °C to 29 °C (January – April), and the minimum temperatures range from 15 – 17 °C (July - September).

Physiography

The quarry area is located in northern Peru between the transition of the coast and the mountain range, a region characterized by hilly mountainous relief, cut by rivers and streams creating cultivated valleys and watercourses, where the current morpho-dynamic processes show a moderate to low activity, except during periods of the El Niño Phenomenon. The property groups physiographic units into three morphological classes: plains, mountains and hills and one class originated by human activity.

Local resources and infrastructure

The personnel of the quarry are divided into Cementos Pacasmayo S.A.A. and contractor personnel. Additionally, the quarry is located 5 kilometres from the Tembladera town, where there are local resources for a population such as housing, schools, hotels, electrical infrastructure, water supply, internet access, etc. The contractor accesses the Tembladera quarry by pickup trucks and buses.

The national electricity grid is the source of energy for the Tembladera quarry. A water channel supplies the Tembladera quarry with water, which is authorized by the National Water Authority (ANA).

4.2.	Pacasmayo cement plant

Topography

The area is located in the alluvial pampas, with elevations between 25 and 100 m.a.s.l., consisting of extensive variety of conglomerate material that represent ancient dejection cones of the Copinsnique, Jequetepeque, Las Viejas, Zaña and Reque rivers. In general, these pampas are desert-like and are practically free of crops; they are equal to the high terraces created by the rivers in the area.

The continuity of these pampas is interrupted by the trenches eroded by the modern rivers. It is common to find minor terraces on the flanks of the valleys, especially in the inland sectors, such as the Jequetepeque valley.

The coastal morphology consists of an almost continuous line of ravines, interrupted only by the narrow valleys of the main rivers. The ravines are 20 to 50 metres high, almost vertical, constiting of conglomerate material belonging to the ancient dejection cones. The beaches are very narrow.

Access

The main access is by land. The journey from the city of Lima to Pacasmayo (682km). By air route is as follows. Lima – Trujillo, 1 hour flight, and by land route 1.5 hours from Trujillo to Pacasmayo. Another alternative by air route is Lima – Chiclayo, 1 hour flight and from Chiclayo to Pacasmayo 1.5 hours by land route.

Climate

Temperature: This coastal zone has average annual temperatures between 16.5 and 25.0 ºC. The average monthly temperature ranges from 19 to 25 °C, based on data from the Meteorological Station of Cementos Pacasmayo S.A.A.

Precipitation: The area has very low precipitation for the most of the year, having an annual average of less than 10 mm.

The annual average Relative Humidity is 85%.

Atmospheric Pressure: The atmospheric pressure fluctuates from 1017 hPa to 1013 hPa in the period of November 2006, with a daily average of 1009 hPa. These pressure values are related to the influence of the South Pacific Anticyclone.

Sunshine is high at midday in summer, with an average of 7 hours of solar rays per day. In the winter, the sunshine decreases to 3.5 hours of solar rays, although it is worth noting that there are clouds that allow the diffuse radiation to pass through.

Local resources and infrastructure

The personnel of the plant are divided into Cementos Pacasmayo S.A.A. and contractor personnel. The cement plant is located next to Pacasmayo town where most of the personnel live. They are taken from Pacasmayo to the cement plant in buses provided by Cementos Pacasmayo.

Electricity is supplied by the national grid and there is a contract with Electro Perú, which supplies energy through a 60 KV transmission line.

Water supply at the Pacasmayo plant is provided by a groundwater well.

5.	History

5.1.	Tembladera quarry

Tembladera quarry is a limestone quarry mining limestone that is suitable for different types of cement. The quarry and deposit are owned by Cementos Pacasmayo S.A.A. By means of Director’s Resolution No. 01989-2002-INACC/J dated on November 4, 2002, the National Institute of Cadastre and Mining Concessions granted to Cementos Pacasmayo S.A.A., the title of the non-metallic accumulation concession called “Acumulación Tembladera” with code No. 01-00018-01-L, whose antiquity goes back to the date of its oldest integral concession: “Norte No. 1” granted by the Regional Mining Headquarters of Cajamarca by Ministerial Resolution No. 267 of June 30, 1950, in favor of Cementos Portland del Norte S.A., starting operations as Cementos Pacasmayo S.A. from 1957 to 2013, the year in which Calizas del Norte S.AC.(CALNOR) was constituted. CALNOR started activities from January 2014 to May 2016. San Martin Contratistas Generales S.A. started activities from October 2016 to the present.

In March 2007, MINTEC Consulting company was hired by Cementos Pacasmayo to perform the 3D modeling of the deposit and a preliminary estimation of the Mineral Resources. The geological information was obtained from 31 diamond drill holes. The samples obtained were analyzed in internal and external laboratories to obtain the content of CaO, MgO, Al2O3, SiO2, Fe2O3, SO3, Cl and CO3.

With the information generated, the geological interpretation was made and the structures which control or dominate the deposit were defined. The geological model was completed by Cementos Pacasmayo’s QPs in the MineSight software from vertical sections.

In 2019, a campaign of eight (8) diamond drill holes was carried out to confirm the Mineral Resources and Reserves of the east area of the deposit. With the interpretation of information obtained, a new geological model was prepared. Cementos Pacasmayo oversaw the interpretation and the geologic modeling.

In December 2022, Cementos Pacasmayo started a diamond drilling campaign of eight (8) additional drill holes to confirm Mineral Resources and Reserves. Drilling activities continued during the first month of 2023.

5.2.	Pacasmayo Plant

In 1957, Compañia Cementos Pacasmayo S.A. began operations in the Pacasmayo plant by installing the first clinker line, which had an installed production capacity of approximately 110,000 metric tons per year.

In 1966, CPSAA added a second clinker line of 150,000 metric tons per year, increasing the installed clinker production capacity.

In 1974, Cementos Norte Pacasmayo S.A. (CNP) was created to transfer gradually the shares to the Peruvian State.

In 1976, a third clinker line was added, increasing the installed clinker production capacity to 540,000 metric tons per year.

In 1994, CPSAA installed a new computerized process control and optimization system in the Pacasmayo plant, and the Management approved the expansion of the practical clinker production capacity from 540,000 metric tons per year to 690,000 metric tons per year. In 1995, CNP upgraded the third kiln technologically, allowing it to increase its capacity to 840,000 metric tons per year of clinker.

On December 10, 1998, a significant milestone was reached in our company’s history. Cementos Pacasmayo S.A.A. was born due to the merger between Cementos Norte Pacasmayo, Cementos Selva (formerly Cementos Rioja), and Cordasa. This strategic move not only solidified our position in the market but also paved the way for our continued growth and success.

In 2023, we completed a significant investment in a more efficient kiln for our Pacasmayo plant. This strategic move underscores our unwavering belief in our country’s future growth and, more importantly, our steadfast commitment to environmental sustainability. The new kiln, designed to significantly lower our emissions, is a testament to our dedication to carbon neutrality.

6.	Geological setting, mineralization, and deposit

6.1.	Regional geology

The strata of the district of Yonan, province of Contumaza, Cajamarca region consists of Cretaceous Age sedimentary strata of the Quilquiñan Group, Cajamarca Formation, Celendín Formation, and Recent Quaternary Deposits (Table 11).

Table 11 Regional stratigraphic column

Quilquiñan Group (Ks-q).

The Quillquiñán Group is composed of the Romirón and Coñor formations which together are represented by 100 to 200 m. of shales and marls with some calcareous intercalations.

The Quilquiñán Group overlies the Pulluicana Group and underlies the Cajamarca Formation. Both contacts are concordant. It varies from a thickness of 120 m., in the Chongoyape quadrangle, to a known maximum of 281 m. in the Tembladera area (Cerro de Chepén).  The group consists of dark gray friable shales and bluish marls in thin layers weathering to dark brown or reddish brown. The Quillquiñán Group is fossiliferous and contains a varied fauna of ammonites, lamellibranchs and echinoidea. BENAVIDES V., (1956) dated it to the Late Cenomanian-Early Turonian interval because of its ammonite content.

Cajamarca Formation (Ks-c).

The Cajamarca Formation is composed of 100 to 400 m. of limestone whose main outcrops are located in the Cutervo, Chota and Celendín quadrangles. The Cajamarca Formation is characterized by regular and uniform stratification and grayish or whitish colors.

The formation is limited by concordant contacts with the Celendín Formation in the upper part and with the Quilquiñán Group at the base. In both cases these are sharp contacts with abrupt lithology changes. The Cajamarca Formation has a fairly uniform lithology throughout the region. It consists of a thin, pure, light brown limestone weathering to whitish or light gray. The limestone is well stratified in thin to medium layers.

A nearly complete section at Tembladera (Cerro de Chepén) is 111 m thick. (BENAVIDES V., 1956). The Cajamarca Formation is characterized by the content of Coilopoceras newelli BENAVIDES, from the late Turonian (BENAVIDES, V. 1956); therefore it correlates with the upper part of the Jumasha Formation, from other parts of northern and central Peru.

Celendín Formation (Ks-ce).

The Celendín Formation outcrops only in the Cutervo, Chota and Celendín quadrangles generating a relief of hollows and low terrains characterized by yellowish and brownish tones produced by weathering. The formation concordantly overlies the Cajamarca Formation. The Celendín Formation is composed of thin layers of clayey nodular limestone, intercalated with marls and shales. In general, the marls and shales predominate over the limestones. The ammonites contained in the Celendín Formation indicate that the unit belongs to the Coniacian and early Santonian (BENAVIDES, B. 1956). The Celendín Formation correlates with other outcrops of the same unit in the north and center of the country and with the top of the Chota Formation in the Selva region.

Recent Quaternary Deposits.

Along the coastal strip and the Andean foothills, there are abundant alluvial and fluvial deposits made up of conglomerates, gravels, sands, silts, etc. forming the floors of the valleys and ravines located between San Pedro de Lloc, and Motupe, where the main population centers and farming areas of the area are located.

(Source: Bulletin No. 38 Series A. National Geological Chart by John Wilson - 1,984).

6.2.	Local Geology

The Tembladera quarry hosts a limestone deposit with a grade suitable for cement production. The deposit is contained within the so-called Cajamarca Formation, belonging to the Upper Cretaceous (Turonian floor, around 90 MA). This formation overlies the Quilquiñan Group and underlies the Celendín Formation.

Sedimentary rocks corresponding to the Cajamarca Formation and the Upper Cretaceous Celendín Formation outcrop in the area as described below. This formation overlies the Quilquiñan Group, and underlies the Celendín Formation.

Mesozoic

Quilquiñan Group (Ks-q).

Composed by a thin stratification of marly shales, thin layers of marly limestones, and marl nodules in thin layers, dark brown in color, it is not mineable. This formation is the limit of the Cajamarca Fm. limestones. Which represents the oldest rocks in the area, they are found outcropping in the northern part of the area of the quarry.

Cajamarca formation (Ks-c)

Composed of thin limestones, well stratified, in strata of thin layers, with a color ranging from dark to light gray, these limestones are mined for cement production because they meet quality standards. This formation lies concordant with the Quilquiñan group.

The average strike of these strata is N 75° W and dip varies from sub-horizontal to 50º. It has a thickness or power of 230 meters.

Celendín formation (Ks-ce)

It presents an interstratification of thin layers of light gray limestones, cream to dark brown nodular marly limestones and shales. This formation outcrops on the south-central side of the quarry, in a reduced area, with a thickness of 35 meters, which underlies concordant to the Cajamarca Fm. These types of limestones were considered as waste rock for not complying with the quality standards.

Cenozoic

In the quarry, intrusions of andesitic dikes of plutonic formation can be found, which intrude longitudinally in very localized areas of the limestone deposit rock mass. These dykes present aphanitic to porphyritic texture, with some plagioclase crystals visible in greenish gray to whitish matrix, showing moderate to high alteration, moderate poly directional fracturing degree.

Quaternary Deposits

Along the Andean foothills there are abundant alluvial and fluvial deposits made up of conglomerates, gravels, silty sands, etc. In the Tembladera quarry area, these deposits are restricted to the Jequetepeque riverbeds, stream mouths and some terraces.

Table 12 Local stratigraphic column of the Tembladera quarry

System	Series	Stratigraphic Unit		Intrusive rocks		Lithologic Description
Quaternary	Recent	Fluvial Deposit	Qr-fl			Fluvial origin
		Alluvial Deposit	Qr-al			Alluvial origin
Tertiary	Lower			Andesite	T-an	Intrusion of andesitic dykes longitudinally into the deposit rock mass.
Cretaceous	Upper	Celendin Formation	Ks-ce			Thin layers of clayey nodular limestone, interbedded with marls and lutites.
		Cajamarca Formation	Ks-c			Limestone of marine origin of whitish to light gray color.
		Quilquiñan Group	Ks-q			Lutites and marls with some calcareous intercalations.

6.3.	Characteristics of the deposit

Table 13 shows the main characteristics of the deposit.

Table 13 Characteristics of the Tembladera deposit

Quarry	Average Width (m)	Total Length (m)	Thickness (m)	Average depth (m)		Continuity
				Top Elevation	Lower elevation
Tembladera	800	1900	230	720	420	It is a sedimentary deposit whose continuity is controlled by a folded structure (syncline) whose limits are marked by its flanks.

Figure 7 Geological Section of the Tembladera quarry

7.	Exploration

7.1.	Drilling

Cementos Pascamayo’s exploration activities at the Tembladera quarry property involve diamond drilling to adequately characterize the geology. The holes range in depth from 80 to 150, with an average depth of 120.

Table 14 Drilling campaigns in Tembladera quarry

Drilling Campaign	Date	N° of holes	Hole Type	Holes dimeter	N° of samples	Type of sampling	Objective
1	2007	31	Diamond Drilling	HQ	2515	Core sampling	Exploration
2	2019	8	Diamond Drilling	HQ	858	Core sampling	Exploration
3	2022 - 2023	8	Diamond Drilling	HQ	956	Core sampling	Reserves Confirmation

7.2.	Hydrogeology

During 2023, Cementos Pacasmayo did not conduct hydrogeological studies. The last hydrogeological studies were conducted during 2021 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601”, which was filed as Exhibit 96.1 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As stated in the previous TRS, Cementos Pacasmayo hired Magma Consulting S.A.C. in 2021 to update its previous hydrogeological surveys. The hydrogeological study included the evaluation of 5 piezometers. Magma Consulting S.A.C. concluded that the groundwater is 300 m above the current topographic elevation. Figure 8 shows the water table relative to ground surface (Magma Consulting S.A.C. 2021).

Figure 8 Water level at the Tembladera quarry

As per the previous TRS, CPSAA hired Walsh Perú S.A. to define the hydrogeological characteristics of the quarry. Their study (Walsh Perú S.A., 2009), which included evaluation of EC, TDS, S, pH, and T from 13 monitoring points. The evaluation concluded there is no water contamination from the current mining practices.

7.3.	Geotechnical studies

During 2023, Cementos Pacasmayo did not conduct geotechnical studies. The update studies were conducted during 2021 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tembladera Quarry and Pacasmayo Cement Plant 20-F 229.601”, which was filed as Exhibit 96.1 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As per the previously filed TRS, the geotechnical studies concluded, based on the geotechnical test work that the current slopes at the Tembladera quarry are stable for static and pseudo-static loading conditions, with safety factors above the minimum recommended for operating conditions. The studies also recommended geotechnical design criteria including a single bench height of 10 m, inter-ramp angles between 35° and 45°, with berm widths ranging from 5.04 m to 6.40 m. The recommended bank angles is between 47° and 70° and bench angles is between 47° and 70°.

8.	Sample preparation, analyses, and security

This Chapter describes the preparation, analysis and security of the samples used for the geology, quarry and cement plant operations.

8.1.	Geology and quarry

Cementos Pacasmayo S.A.A. has implemented international standards in all its operations such as quarries and plants. The ISO 9001 standard has been implemented and certified since 2015. The certification is renewed annually through an external audit.

The SSOMASIG department (Security, Occupational Health, Environment and Management Systems), is part of the team that determines and gives the necessary support for the maintenance of the ISO 9001 (Quality) and the scope is in all the company’s activities.

The Geology department has protocols for the activities of sample preparation methods, quality control procedues, security and other activities.

8.1.1.	Preparation of samples, procedures, assays and laboratories

Samples obtained from the drill holes are placed in holders to be duly coded, cut, bagged and sent to the laboratory at the Pacasmayo plant and are occasionally sent to an external laboratory following the company’s procedures.

Certimin S.A. is used as an external laboratory for chemical analysis. Certimin S.A. is a Peruvian laboratory that is certified in ISO 9001, ISO 14001, ISO 45001, NTP-ISO/IEC 17025 Accreditation and has a membership in ASTM. This laboratory has modern facilities for the development of mining services associated with the cement industry and technical support in the geochemical field for national and international companies.

For the limestone samples, the laboratory analyses evaluate CaO, MgO, Al2O3, SiO2, Fe2O3, SO3 and Cl. Once received in the laboratory, the properties of the limestone to be used in cement production are analyzed.

8.1.2.	Quality Assurance Actions

Cementos Pacasmayo S.A.A. has developed quality assurance actions, which guarantees the accuracy of the results in the sampling, in the preparation and analysis of the samples.

8.1.3.	Quality Plan

Cementos Pacasmayo S.A.A. has implemented QAQC protocols for the development of exploration and production activities in the Tembladera quarry to ensure the quality of the information that allows the estimation of Mineral Resources and Reserves of the deposit.

Based on the information and samples from the 2019 drilling campaign where limestone samples were obtained, Cementos Pacasmayo S.A.A. performed an audit for the validation of results as part of the quality assurance and quality control (QAQC) activities. For this purpose, it hired the Wiracocha Mining Services S.R.L., who conducted a re-sampling of a group of drill holes executed in Tembladera quarry in the past. Also, the work included the revision of the QAQC program. The samples and controls of this program were analyzed at Certimin S.A., an external laboratory.

The analysis of the results obtained for the different samples and controls inserted show a confidence level, with an acceptable bias that are within the standards of the sampling theory, which guarantees the accuracy of the results in the initial sampling, so it is concluded that both the preparation and analysis of the samples obtained initially in the laboratory of Cementos Pacasmayo S.A.A., has reliable processes and procedures.

The quality plan implemented by Cementos Pacasmayo for the quarries includes the insertion of blanks, duplicates and standards, in order to control the precision, accuracy and contamination in the samples.

Table 15 Quality Plan of the Tembladera quarry

Blanks	Duplicates	Standards	Remark
1 control sample for each batch of 20 samples.	2 control sample for each batch of 20 samples.	1 control sample for each batch of 20 samples.	Cementos Pacasmayo protocol ¨OM-GL-PRT-0023-R0¨.

8.1.4.	Sample security

Cementos Pacasmayo S.A.A. has implemented QAQC protocols for the development of exploration and production activities in the Tembladera quarry in order to ensure the quality of the information that allows the estimation of Resources and Reserves of the deposit.

Cementos Pacasmayo S.A.A has a specific area for the storage of the samples obtained during the drilling campaigns; the samples are properly stored to preserve their quality.

The necessary materials for storage and transport of the samples were implemented. Sampling cards were also implemented with information on the name of the project, name of the borehole to be sampled, date of sampling, sampling interval, sampling manager, sampling and type of sample or control sample.

All samples were labeled, and a photographic record is available. The photographic record of each sampling bag is made together with the weighing of the sample.

8.1.5.	Chain of custody

Cementos Pacasmayo has implemented actions to ensure the physical security of samples, data, and associated records. The traceability of the sample from its generation to its analysis and subsequent conservation of rejects and pulps. At the Tembladera quarry, core samples are duly stored in the coreshack.

8.1.6.	Qualified person’s opinion on quarry QAQC

In the author’s opinion, Cementos Pacasmayo has been complying with the international standards of ISO-9001 (Quality) since 2015 and implemented Quality Assurance and Quality Control (QAQC). Cementos Pacasmayo S.A.A. has used a QAQC check program comprising blank, standard and duplicate samples. The QAQC shipping rate used complies with accepted industry standards for insertion rates, as well; the actual sample storage areas and procedures are consistent with industry standards.

Protocols in the different exploration and production processes are strictly complied with. There is information on sample preparation methods, quality control measures, sample security, and these results are accurate and free of significant error. The information in this report is adequate for use in the construction of the Geological Model, Resource Estimation and Reserve Estimation.

8.2.	Pacasmayo plant

8.2.1.	Samples preparation, procedures, assays and laboratories

Cementos Pacasmayo S.A.A. has a quality control plan for each of its operations that is part of the quality system.

As part of the quality control plan (P-CC-D-03 VE 05 Quality control - cement and lime), samples of raw materials such as limestone, sand, clay and iron are evaluated in the laboratory at the Pacasmayo plant, where they are analyzed to determine the chemical composition of each material for cement production.

The procedures applied are the chemical analysis of raw materials and crude, sampling of clinker, slag and pozzolana, physical testing of cement, chemical analysis by wet route for clinker and cement, preparation of coal samples, physical testing for additions, analyses, and operating procedures in the X-ray area, which are based on ASTM, NTP (Peruvian Technical Standard) and ISO standards.

8.2.1.1.	Raw materials sample preparation

For preparation of samples, it is considered the collection and preparation of samples procedure, which consists of primary and secondary crushing, and reduction of the sample by the quartering method, then the sample is pulverized in the ring mill.

8.2.1.2.	Analysis of Laboratory

The laboratory at Pacasmayo plant has implemented the ISO 9001 standard; also, it has calibrated equipment, with a calibration and maintenance program established by the laboratory area. The main equipment in the laboratory at Pacasmayo plant are the XRF fluorcence equipment and the compressive strength press, which are maintained annually.

The tests for air content, fineness, autoclave expansion, compressive strength and setting time, and vicat are made for all types of cements. The autoclave contraction, 14-days mortar expansion, 6-months sulfates expansion, SO3, MgO, loss on ignition, insoluble residue, and C3A and 2 C3A+ C4AF tests only apply to some specific cements.

8.2.2.	Quality Assurance Actions

The sampling plan P-CC-D-04 VE 08 Sampling plan and frequency of tests and data verification applies to the processes of raw material reception, raw material crushing, coal milling, raw meal milling, clinkerization, cement milling, lime production, lime milling and lime dispatch.

Table 16 Tests and frequency for each stage of the process

Stage	Tests	Frequency
Receiving raw materials	Chemical analysis by X-ray, granulometry and humidity.	1 samples per 2 hour up to 1 time per day.
Crushing raw materials	Chemical analysis by X-ray.	2 samples by shift or depending on the material.
Coal grinding	Chemical analysis by X-ray, humidity, calorific value and proximate analysis.	1 samples per 2 hour up to 1 time per day.
Raw meal grinding	Chemical analysis for X-ray, Humidity, R70 and R170.	Each 1 hour up to 2 hours.
Clinkerization	Chemical analysis by X-ray.	Each hour up to 2 hours.
Cement and other grinding	Chemical analysis by X-ray, pozzolana, IAP pozzolana, IAP Slag, Blaine, R325, R450, loss on ignition, insoluble residue and chemical/physical tests.	Each 1 hour up to 1 time per shift.
Packaging of cement	Chemical analysis by X-ray, Blaine, R325, R450, loss on ignition, insoluble residue and chemical/physical tests.	2 samples per shift and depending on te type of cement

The quality plan implemented by Cementos Pacasmayo for the cement plants includes the insertion of blanks, duplicates and standards, in order to control the precision, accuracy and pollution in the samples.

Table 17 Quality Plan of Pacasmayo cement plant

Blanks	Duplicates	Standard	Comment
02	784	11 for cement (NIST) 05 for coal	Blanks only apply by performing spot checks by Classical methods.

The Pacasmayo plant has a QAQC plan, which includes the items mentioned in Table 17. Likewise, the results for the period 2023 show two blank samples, 784 duplicate samples, and 16 standard samples. They are below the error limits.

As part of the quality plan, the laboratory evaluates its performance through external interlaboratory; in this sense, the laboratory participates in 02 interlaboratory:

●	CCRL: Compliance greater than 97% in qualification Z Score > 4

●	XAMTEC: Qualification greater than 99%.

Likewise, quality assurance actions include control of finished products, control of non-conforming products, validation of silos, density analysis, QaQc program, quality plan and Quality control parameters for raw materials received at the Pacasmayo plant.

8.2.3.	Security of the samples

Cementos Pacasmayo S.A.A. has implemented QAQC protocols for the development of cement production activities at the Pacasmayo plant, to ensure the quality of the information that allows the Estimation of the Resources and Reserves of the deposit.

Sample preparation methods are Sample collection and preparation, clinker, slag and pozzolan sampling and Coal sample preparation.

The testing procedures are: Chemical analysis of raw meal and raw materials, analysis by X-ray equipment, X-ray laboratory operation, physical tests for additions, physical chemical analysis for coal samples, physical tests for cement, wet testing of clinker and cement and quality plan.

Likewise, the control parameters are raw material parameters, pozzolana, slag, mineral reception parameters, clinker production parameters, raw material parameters for raw meal; raw meal feed parameters, raw meal milling parameters, coal milling parameters and cement milling parameters.

8.2.4.	Qualified Person’s Opinion on cement plant QaQc

Cementos Pacasmayo S.A.A. has a Quality Assurance, Research and Development area that ensures compliance with the requirements for finished products specified in Peruvian Technical Standards, which are traceable to the standards of the American Society for Testing and Materials (ASTM).

For quality assurance, the control parameters have been defined from the raw materials, products in process and finished products. Compliance with the requirements based on indicators of the quality assurance management system for the 2023 period is 0% of nonconforming products in the market. This is evaluated under the specification of Standards NTP 334.009, NTP 334.090, and NTP 334.082 (similar to ASTM C150 and ASTM C1157). Likewise, the level of customer satisfaction (D-COM-P-01 VE09 Customer satisfaction) is 90.82%.

In this sense, in the author’s opinion, the quality assurance system at the Pacasmayo plant, which includes preparation methods, procedures, analysis and security, complies with the best practices in the industry, thus ensuring that the final customer has confidence in the quality level of the products marketed by Cementos Pacasmayo.

9.	Data verification

This Chapter shows the data verification activities for the geology, quarry and cement plant areas.

9.1.	Geology and quarry

9.1.1.	Data Verification procedure

CPSAA has an unit specialized in the compilation, verification and standardization of information for the geological database. It’s main function is the validation of the data to be used in the estimation of mineral Resources and Reserves. For the proper management of the information, internal protocols have been implemented, which are subject to internal audits.

9.1.2.	Data collection

The data collection applies to exploration activities. For diamond drilling, the process flow for planning and executing drilling, survey methods for reporting drill collars and ddh / verification of the quality of information and recovery process of the core information. In addition, for geological sampling activities, the processes flowsheet, validation and consistency of sample information, sample preparation and testing, density, registration process and digital photographic storage are used.

9.1.3.	Management and Validation of Database

The stages for management and validation of database are the recovery, processing and storage of the database. Which includes database development process flow, information standardization and integration process, information storage strategy, appropriate database technology, structure and practicality of the database system that allows a fast and flexible access and input of information and validation of chemical results, which includes the QaQc report.

9.1.4.	Tracking Data

The consistency between the database records and the original registry was verified by the QPs in 2023. No differences were detected between the database and the log files. A digital copy of all records is kept as a pdf file. Digital certificates support the chemical analysis data.

The collection of the information considered the following: drill collars, survey, lithology, samples and assays.

9.1.5.	Validation of Data

The geology department provided copies of all Tembladera quarry drilling records, including Excel spreadsheets, driller’s logs, field geologist’s logs, quality results sheets from the Pacasmayo laboratory, collar sheets, and survey sheets. Data for each hole was individually checked in the database to confirm accuracy.

The reviews included:

●	Drillhole lithology database comparison to geophysical logs

●	Sample quality database comparison to quality certificates

●	Survey sheets.

●	Collar sheets.

●	Core photographic record.

Typical errors may impact reserve and resource estimation related to discrepancies in original data entry. These errors may include:

●	Incorrect drillhole coordinates (including elevation).

●	Mislabeled drillhole lithology.

●	Unnoticed erroneous quality analyses where duplicate analyses were not requested.

●	Unrecorded drillhole core loss.

Data validation follows the field operational procedures that collect information from the source (collar, survey, lithology, samples, and assays).

Finally, when the information is transmitted and uploaded to the mining software for geological modeling and estimation, it is double-checked to eliminate any additional errors.

9.1.6.	Qualified Person’s Opinion Geologic Data

The qualified persons followed the defined processes for information flows to support Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating the geologic data. They found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the unit.

9.2.	Pacasmayo plant

The Quality Control Plan contemplates the following aspects: PDCA cycle, customer, person in charge, activities, risks, control methods, monitoring, measurement, analysis, evaluation and documentary evidence.

The PDCA cycle is:

●	Plan, during this stage the following activities are considered: determination of characteristics of raw materials, product in process and finished product, elaboration of control and arrays parameters and determination of activities and results assurance program.

●	Do, during this stage the following activities are considered: verification and compliance with the requirements and matrices, sampling and preparation.

●	Check, during this stage the following activities are considered: chemical analysis by XRF, chemical analysis, physical analyses, recording of results, taking action on non-conformities.

●	Act, during this stage the following activity is considered, acting to improve.

●	The Quality Assurance Plan is applied to the following customers: production, quarry, provisions chain and external customer.

9.2.1.	Data verification procedures

The XRF analysis, chemical analysis and physical analysis are made to verify the results of the samples, as part of the Quality Control Plan.

The data resulting from these three types of analysis are recorded and evaluated - to determine whether or not they comply with the technical specifications.

Data verification procedures include internal audits, check lists, statistical tables, reports, validation of data, certificates, interlaboratory test reports and compliance with quality protocols.

9.2.2.	Data validation

Cementos Pacasmayo S.A.A. through its quality assurance and control unit participates in evaluations with international laboratories such as CCRL/ASTM (Concrete and Cement Reference Laboratory), which is an international reference laboratory for construction materials, and Xamtec of Colombia, an international interlaboratory, in order to report reliable data.

The Quality Control laboratories endorse their analysis methods by participating in interlaboratory analysis programs, which compare the results with national and foreign laboratories. The methods of analysis compared are X-ray fluorescence (XRF) and the physical cement tests, which are the methods used to control cement quality. In all the results of these interlaboratory programs, the companies always obtain the best results for each test.

9.2.3.	Qualified Person’s Opinion on cement plant

In the author’s opinion, the methodologies used for collecting and processing data at the cement plant are accurate and free of important errors. The information can be used within the models’ construction and estimates for cement production. Considering that the analyses of the main chemical components and physical properties of the raw materials and final products are made in external laboratories, the quality of the information is adequate for preparing mineral Resource and Reserve Estimates.

10.	Mineral proccessing and metallurgical testing

10.1.	Nature of Testing Program

Cementos Pacasmayo S.A.A. has a Quality Assurance and Research and Development department. The objective of the department is to develop, evaluate and research procedures for the development of products at laboratory level and their scaling up to industrial level. Another objective is to identify supplementary cementitious materials (SCM) that can substitute for clinker: slag, pozzolana, fly ash, calcined clays, etc., to reduce their environmental footprint and the cost of cement production.

They have also implemented their own procedures for the preparation, review, issuance and control of test reports associated with cement production.

Cementos Pacasmayo has implemented the ISO 9001 standard since 2015. The Research and Development laboratory, located at the Pacasmayo plant, is responsible for technical aspects of cement plant and quarry operations.

Cementos Pacasmayo applies the procedures:

●	P-ID-P-04 Preparation of raw materials.

●	P-ID-P-05 Sampling of cement and raw materials.

●	P-ID-P-13 Input, storage and disposal of samples.

A permanent control is carried out with other laboratories to give greater reliability to the results. Likewise, interlaboratory reports are issued with external laboratories such as CCRL (Cement and Concrete Reference Laboratory), which is a reference laboratory for construction materials at international level, and Xamtec from Colombia, an internal interlaboratory.

Cementos Pacasmayo S.A.A. has also obtained the certification that certifies compliance with Supreme Decree No. 001-2022, which validates compliance with the Technical Regulation on Hydraulic Cement used in Buildings and General Construction.

Cementos Pacasmayo SAA opted for the highest and most rigorous certification model (Type 5) granted by ICONTEC, which has extensive experience in the certification of products and services.

A significant percentage of Research and Development activities are focused on evaluating different ratios between clinker-mineral additions that provide the best functional characteristics to our products and at the same time keep balance with the benefits generated for the company. Whether it is a requirement or an internal initiative oriented to supply any previously identified need, the laboratory tests are developed with the objective to generate operational benefit to the company. Based on this work, the laboratory has determined (and confirmed with production estimates) that 1 tonne of limestone yields 0.74 tonnes of clinker and the clinker/cement factor with additions is 0.72.

The R&D Laboratory located at the Pacasmayo plant provides analysis and research services to all of the company’s cement plants.

10.2.	Cement Manufacturing Test Results

At the Pacasmayo plant, the studies conducted in the Research and Development Laboratory and the Quality Control department include: reduction of the clinker/cement factor, substitution of slag for pozzolan, and substitution of fossil fuels for rice husks, the latter at the Rioja plant. The clinker/cement factor of the main cements with additions is 0.72.

The substitution of slag from blast furnace by natural pozzolanic materials was also analyzed, with the objective of improving the company’s carbon footprint and reducing operating costs. The main test was the analysis of pozzolanic activity at laboratory level and subsequently at industrial level. By 2024, the objective is to further reduce slag consumption and further reduce CO2.

10.3.	Qualified Person’s Opinion of the Adequacy of the Test Data

The Research Laboratory issues technical reports following the criteria of international standards for the operations area, identifying the correct data, defining the requirements that may vary but include accuracy, consistency, and validity through an evaluation of the data and implementation of solutions, and finally, validating the adequacy of the data.

The operations area then evaluates the convenience of industrially implementing the tests and validating what is reported at the laboratory level.The reliability in the integrity and adequacy of The data reported by the area is based not only on the technical competencies of the collaborators but also on the high scores obtained in the external interlaboratory of recognized entities such as XAMTEC and CCRL in their different programs.

11.	Mineral Resources estimates

The geological model was developed and structured using Leapfrog software. The model solids were generated considering the lithology of the deposit based on the geological characteristics and its quality.

Due to the nature of the deposit and its stratified nature and occurrence, the geological model was interpreted with the help of 56 E-W cross sections and 82 N-S sections, spaced every 20 meters.

Additionally, in the interpretation with the sectioning, a structural analysis has been considered defining a main NE-SW fault system whose effect on the terrain has been reflected in the displacement of blocks related to fault jumps of normal and inverse nature.

The geochemical analysis of the samples from the diamond drilling campaigns was performed by the geologists of Cementos Pacasmayo S.A.A., which has allowed grouping the calcareous stratigraphic sequence into 15 lithological groups or domains, establishing the following sequence to be considered in the geological modeling.

The lithological units have been grouped by assigning a numerical code to each, in the mining software, to simplify the modeling. Table 18 shows the lithological units with their respective Mine Sight code and numerical code.

Table 18 Lithologic units of the Tembladera quarry geological model

Lithologic Units	Mine Sight Code ITEM (USO)	Numeric Code (CUSO)
01_CALIZA MARGOSA	CM G	1
02_CALIZA IMPURA MARGOSA A	CIMA	2
03_MARGA DE ARENISCA	MGA R	3
04_CALIZA IMPURA MARGOSA B	CIMB	4
05_CALIZA TIPO I	C TI	5
06_CALIZA TIPO I	C TI	6
07_CALIZA CAL	CA L	7
08_CALIZA TIPO I	C TI	8
09_CALIZA ADICION	CA DI	9
10_CALIZA TIPO I	C TI	10
11_CALIZA ADICIÓN	CA DI	11
12_CALIZA TIPO I	C TI	12
13_CALIZA CAL	CA L	13
14_CALIZA TIPO I	C TI	14
15_CALIZA ADICION	CA DI	15
16_DIQUES	DQ	16

*	CALIZA means limestone.

The main criteria used for geological modeling are the lithological and quality aspects.

The lithological criteria are based on the macroscopic physical characteristics, such as color, texture, hardness, etc., of the calcareous rocks.

In relation to the quality criteria, the main reference is the content of calcium oxide (CaO) as the main oxide, and of economic interest, as well as the concentration of oxides and secondary elements and/or contaminants were also considered in classifying the type of rocks oriented to the final product.

In the Tembladera quarry, the referential cut off of the oxides that determine the classification of the final products of calcareous rock is shown in Table 19.

Table 19 Pacasmayo plant material restrictions

		Limestone Type I	Limestone Type V	Limestone Type Cal	Limestone Type Addition
Al2O3 (%)	Min.	0	0	0	0
	Max.	2.50	1.30	0	0
	Target	1.50	0.80	0	0
CaO (%)	Min.	48.60	50.50	51.10	41.00
	Max.	0	0	0	0
	Target	50.20	52.00	52.50	44.00
MgO (%)	Min.	0	0	0	0
	Max.	2.50	2.50	0	2.50
	Target	1.50	1.50	0	1.50
SO3 (%)	Min.	0	0	0	0
	Max.	0.35	0.35	0	1.10
	Target	0.25	0.25	0	0.50
SiO2 (%)	Min.	0	0	0	0
	Max.	0	0	2.00	0
	Target	0	0	1.50	0

The block model was configured based on the dimensions and spatial distribution of the bodies containing the material of economic interest. Table 20 shows the extents of and dimensions of blocks in the block model (coordinates in UTM units).

Table 20 Characteristics of the block model

	Minimum (m)	Maximum (m)	Size (m)	Number
X	706700	708700	10	200
Y	9197800	9199200	10	140
Z	350	900	10	55

11.1.	Data base

A total of 396 samples from 39 diamond drill holes were used for the Resource estimation.

The data is managed in a database, where it is extracted and then loaded and used in MineSight software.

11.2.	Density

The density data for the estimation of the limestone Resources of the Tembladera quarry as of December 2023, were taken from the historical data of sampling results carried out in the first drilling campaigns, the density varies between 2.69 and 2.72 t/m3.

11.3.	Compositing

In general, each geological unit is estimated from the information of the composites belonging to that unit, the composites should not cross “hard” boundaries between different geological units, in this case units were established according to the quality.

The objective of compositing is to have uniform grades in each initial core, to reconstitute the grade profile of each drillhole. This means that when compositing we must be careful that the composites preserve the original nature of the sample. The calculated values considered in the compositing were for the SiO2, Al2O3, CaO, MgO and SO3.

Composites were made at different lengths to determine the optimum compositing size. The optimum value was 10 m. This size, which best fits the nature of the original sample, was included in the resource estimation process.

In addition, the length of the composites is considered based on an exact multiple of the height of the blocks used to model the deposit and is also matched to the bench height to be processed.

11.4.	Basic statistics of the data (Assay – Composites)

Table 21 shows the results of the basic statistics of the main oxides as CaO, SiO2, MgO, Al2O3 and SO3, for the original data and for the composited data. The statistical analysis was performed for each defined body with the interpretation of deposit quality, which were also taken as criteria for modeling and estimation.

Table 21 shows the statistics for “Limestone Cal” as this is the one of greatest economic interest due to its CaO content and the main one in the estimation of Resources and Reserves.

Table 21 Limestone Cal statistics

Components	Origen	Valid	Rejected	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. Of Variation
CaO	Assay	945	0	42.99	54.84	52.37	1.35	1.82	0.03
	Composito	186	0	48.03	54.04	52.33	0.83	0.70	0.02
SiO2	Assay	943	2	0.01	11.35	1.66	1.22	1.48	0.73
	Composito	186	0	0.11	6.17	1.58	0.82	0.66	0.52
MgO	Assay	945	0	0.19	5.79	1.47	0.80	0.64	0.54
	Composito	186	0	0.34	3.68	1.46	0.55	0.30	0.38
Al2O3	Assay	941	4	0.01	3.99	0.64	0.43	0.19	0.68
	Composito	186	0	0.09	2.31	0.60	0.29	0.09	0.49
SO3	Assay	916	29	0.01	1.03	0.19	0.13	0.02	0.68
	Composito	179	7	0.01	0.50	0.18	0.11	0.01	0.61

11.5.	Extreme values

Extreme values are those analysis results that are not representative of the unit being studied and are those that are above the mean plus twice the standard deviation.

In the analysis of the extreme values in the laboratory results for the calcareous lithologic units that are being estimated, no deviation has been found, all the results are coherent and representative of the levels to which they correspond.

11.6.	Variogram Analysis

The variographic analysis considered the composited data for each level corresponding to each body of economic interest of the Tembladera quarry; the variographic structures found indicate preferential directions in the correlation of the results, which allows us to analyze the spatial behavior of the variables, mainly of the CaO variable.

This has allowed us to obtain resulting experimental variographic structures that reflect the maximum distance or maximum range and the way in which one point has influence on another point at different distances.

Table 22 Variogram modeling parameters

Type of Variogram Model	Spherical
Nugget effect	0.2
Total Sill	1
Range	150 and 510

11.7.	Interpolation

The Ordinary Kriging Interpolation (OK) method was used for the main CaO variable, of Inverse Distance (ID2) for the secondary variables (Oxides, see Table 25) and Nearest Neighbor (NN) for validations, defining parameters for each estimator. Tables 23 and 24 show the main parameters used to define the interpolations of the main CaO variable of the CAL limestone layer and of the secondary variables, respectively.

The interpolations were performed in 3 consecutive processes.

-	The first with a search radius of 1/3 the range of the variogram.

-	The second with a search radius of 2/3 the range of the variogram.

-	Finally, the third one considering the maximum range of the variogram.

Regarding the number of composites, we used a minimum of 2 per block and 5 as maximum, for the first interpolation and a minimum of 1 per block for the second and third pass with 3 and 5 as maximum, respectively.

Additionally, a maximum of 02 composites were considered for each borehole taken in the interpolation.

Table 23 Estimation Parameters Secondary Variables

Comment	Pass 1	Pass 2	Pass 3
Search dist. Block on Model -X	150	300	750
Search dist. Block on Model -Y	120	240	750
Search dist. Block on Model -Z	70	80	80
Max distance accept data	150	300	900
Min # comps per Block	2	1	1
Max # comps per Block	5	3	5
Min # comps per hole	2	2	2

Variable Model	SI13	SI13	SI13
Variable comp	SIO2	SIO2	SIO2
Pass	PASS1	PASS2	PASS3
Distance along major	30	60	90
Distance along minor	175	350	525
Distance along vert	85	170	260
ROT	0	0	0
DIPN	75	75	75
DIPE	45	45	45
Limiting Variable model	RT13	RT13	RT13
Code model	13	13	13
Limiting Variable composite	CUSO	CUSO	CUSO

Table 24 Estimation Parameters CaO

Comment	Pass 01	Pass 02	Pass 03
Search dis. Block on Model -X	150	300	750
Search dis. Block on Model -Y	120	240	750
Search dis. Block on Model -Z	70	80	80
Max distance accept data	150	300	900
Min # comps a Block	2	1	1
Max # comps a Block	5	3	5
Min # comps per hole	2	2	2
Variable Model	CA13	CA13	CA13
Variable comp	CAO	CAO	CAO
Variable Pass	PSC13	PSC13	PSC13
Pass 1	PASS1	PASS2	PASS3
Store Distance	DIC13	DIC13	DIC13
Store max # comp	NCC13	NCC13	NCC13
Store max # drillholes	NDC13	NDC13	NDC13
Store krigeage variance	SDC13	SDC13	SDC13
Distance along major	30	60	90
Distance along minor	175	350	525
Distance along vert	85	170	260
ROT	0	0	0
DIPN	75	75	75
DIPE	45	45	45
Limiting Variable model	RT13	RT13	RT13
Codigo model	13	13	13
Limiting Variable composite	CUSO	CUSO	CUSO
File variogram	allvar. var	allvar. var	allvar. var

The geological modeling of the limestone deposit of the Tembladera quarry has been modeled considering the quality and geological characteristics of the calcareous horizons, such interpretation was made based on the diamond drill holes carried out in the drilling campaigns, the relationship between the information and the geological model is consistent.

11.8.	Resources estimation

Mineral Resource estimates are effective December 31, 2023. All Mineral Resources are estimated as quantities at cement plant. For the estimation of Mineral Resources, the content of CaO was considered, in addition to the content of impurities. The impurities are restrictions determined by the cement production plant. Table 25 shows the quantity of Resources and the average values of their quality.

Table 25 Resource Categorization (exclusive of Reserves) at the Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Measured	122.6	49.33	1.83	1.82	4.76	0.31
	Indicated	34.5	50.32	1.68	1.44	3.85	0.20
	Measured + Indicated	157.1	49.55	1.80	1.74	4.56	0.29
	Inferred	75.9	50.33	1.62	1.45	3.93	0.31

11.8.1.	Cut-off

For the determination of Resources, the costs of extraction, transportation, cement processing and cement dispatch were considered. The costs are based on actual sources of current operations in Cementos Pacasmayo S.A.A. and the selling price of cement during 2024 (447.9 S/. x t). Chapter 18 and 19 shows the costs and prices for the determination of Mineral Resources. The main factor for the determination of Resources is quality. The cut off can be seen in Table 19. The Tembladera quarry is a sedimentary deposit in that sense the model for the estimation of Resources has considered the Tembladera quarry as a unit, whose limestone production is carried out by 10 m banks.

11.8.2.	Reasonable Prospects of Economic Extraction

The evaluation of mineral resources has considered other modifying factors such as limestone production costs, cement sales prices and the environmental and social viability of our operations.

The updating of the geological knowledge of the site is in process, a diamond drilling campaign has been carried out whose interpretation is currently being prepared, this will allow us to deepen the geological knowledge of the quarry mainly in structures that deepen and cut the calcareous horizons such as andesitic dams which constitute contaminating structures of the economic material.

From an environmental and social point of view, Cementos Pacasmayo has been carrying out activities in Peru for more than 60 years and is recognized as a Peruvian company with a high reputation. Therefore, environmental and social viability is expected to continue.

In the near future, the inclusion of the new diamond drilling campaign developed in the eastern part of the pit (in production) will additionally help us to understand the geology of the deposit and will also help us to reclassify the Inferred Resources found in that area of the deposit.

11.8.3.	Mineral Resources classification

The parameters for Resource classification used by Cementos Pacasmayo S.A.A. were obtained from the experience of calculating the optimum drilling grid for sampling by geostatistical methods. Additionally, the variographic analysis was considered taking as reference the variogram range. After considering all these, resource classification was based on the following criteria:

-	Measured Resource: 1/3 of the distance of the variogram range.

-	Indicated Resource: 2/3 of the distance of the variogram range.

-	Inferred Resource: The total distance of the variogram range.

From this basic configuration, several configurations have been defined, taking into account the number of holes and the average search distance. Other factors used for Mineral Resource estimation are the maximum number of composites used per block and the number of drill holes for each block, as shown in Table 23.

11.9.	Qualified Person’s Opinion

The geological modeling of the limestone deposit of the Tembladera quarry has been modeled considering the quality and geological characteristics of the calcareous horizons, said interpretation was made based on the diamond drill holes carried out in the drilling campaigns, the relationship between information and data geological. model is consistent.

The revision of the model for this report has been based on the review of the modeled calcareous horizons, slight modifications of the solids with data related to the progress of production and the updating of the solids to the new topographical production base.

No fundamental changes in the estimation plans or strategies have been considered, such as ranges or interpolation distances that could considerably modify the resource model.

The Tembladera quarry resource estimate has been developed following the best standards and modeling and estimation techniques of the mining industry.

12.	Mineral Reserves estimates

The total estimated Mineral Reserves in the Tembladera quarry are 77.8 M tonnes which are detailed in Table 26 in their different categories.

In the periodic update of the Reserves of the Tembladera quarry, the Reserves produced within the update of the Resources and Reserves models are taken into account, along with any changes to assumptions about “modifying factors” or the change and entry of any new information if it had been generated.

The quality metric used in the Mineral Resources and Reserves estimation is the calcium oxide (CaO) content. It is a stable variable in the deposit, which develops in specific ranges depending on the lithological domain, and are characterized according to the strata or horizons as they were deposited, with varying degrees of concentration.

Based on the revised Mineral Resources model, the Mineral Reserves model was also updated with which the new design of the production pit was made and elaborated.

The Mineral Reserves estimated in the limestone deposit was 65.5 M of proven Reserves with 49.66% of CaO and 12.3 M of probable Reserves with 49.63% of CaO for a total of 77.8 M of Reserves that support the mining plans for its production and the supply to Cementos Pacasmayo S.A.A. plants.

A LOM of 30 years has been calculated for the quarry. This based on the estimated Reserves and the plant’s limestone consumption projection for the following years, provided by the management and financial control area, and is incremental until 2044 and fixed consumption thereafter.

12.1.	Criteria for Mineral Reserves determination

The criteria used for the determination of Mineral Reserves are described below.

12.1.1.	Run of Mine (ROM) determination criteria

ROM is all material produced in the quarry that complies with the specifications and will be sent to the plant for cement production. For determining ROM tonnage, dilution is considered negligible. The recovery in the quarry was assumed to be 100%.

12.1.2.	Cement plant recovery

The limestone received at the Pacasmayo plant is properly stored and then mixed with other raw materials to obtain the raw meal feed (kiln feed). The use of limestone in the formulation of the raw meal is an average of 86.18%. After the crude is obtained, it is fed to the calcination kiln to obtain clinker. Finally, the clinker is mixed with additions to obtain cement.

12.2.	Reserves estimation methodology

For the determination of the Mineral Reserves, the costs of extraction, transportation and cement processing, including the quality restrictions of the raw material, were considered. The costs are based on actual sources from the current operations of Cementos Pacasmayo S.A.A. in Tembladera quarry and Pacasmayo plant. Chapter 18 shows the costs to determine the Mineral Reserves.

●	Proven and Probable Reserves are derived from Measured and Indicated Resources, respectively.

●	Proven and Probable Reserves are within the pit designed for the Tembladera quarry.

●	Reserves are those for which economic viability has been demonstrated by discounted cash flow analysis based on estimated capital and operating costs.

●	Cementos Pacasmayo S.A.A. has permits for limestone production at the Tembladera quarry. All material considered to be Mineral Reserves are material for which CPSAA has mining permits.

●	The effective date of the Reserve estimate is December 31, 2023.

●	The Reserve estimate is the final product placed in the Pacasmayo plant.

12.3.	Reserves estimates

The quality restrictions for limestone at the Pacasmayo cement plant are Al2O3, CaO, MgO, SO3 and SiO2. These restrictions are used for Limestone Type I, Limestone Type V, Limestone Type Cal and Limestone Type Adición.

From the quality point of view, the cut-off grade for limestone is 48.6% CaO and from the economic point of view, the results are shown in Chapter 19.

The economic analysis for the estimation of Mineral Resources and Reserves is presented in Chapter 19. Reserves are expressed in millions of tonnes and are shown in Table 26.

Table 26 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Proven	65.5	49.66	1.52	1.54	4.60	0.37
	Probable	12.3	49.63	1.57	1.56	4.91	0.28
	Total	77.8	49.65	1.53	1.54	4.65	0.36

The Reserves calculated for the quarry from the Mineral Resources consider the risk factors and modifying factors within which the quality factors are considered as the most sensitive ones that by their nature can affect the Reserves. Although the main variable is CaO, which is very stable in the deposit, there are others that determine the quality of the Reserves and could even affect the process if they are not adequately controlled, such as the SO3 content.

In the process of calculating Reserves, and in the quarry production plans, these variables have been adequately considered in the mining plan; properly sequenced, and with blending processes.

In addition to quality factors, ore reserves could change from operating performance-controlled production costs, allowing for maximization of the use of resources in the extractive processes for the use of resources in the extractive processes for the industrialists, guaranteeing the LOM of the quarry.

13.	Mining methods

Cementos Pacasmayo S.A.A. is the current owner of the Tembladera quarry. The production of the quarry has been outsourced to a specialized contractor, San Martin Contratistas Generales S.A., who conducts limestone mining activities. Cementos Pacasmayo S.A.A. supervises the quarry to verify the activities and production according to the requirements of the Cement plant.

13.1.	Mining Methods and Equipment

The mining method is open pit mining, which consists of mining in a series of benches with pit expansion possible both vertically and laterally. At Tembladera, mining generally proceeds top-down with a bench height of 10 metres and no more than 3 working benches open simultaneously. The materials are loaded by 3 excavators and transported to the primary crusher or waste dump by 10 trucks.

The transported material passes through the primary crusher, which reduces the fragments to a size of less than 4”. The crushed limestone is accumulated in 2 piles to separate the products and/or ease the following secondary crushing operation, which is generally carried out for limestone lime-type, bringing the granulometry of that limestone to less than 45 mm.

The secondary crusher only processes limestone destined for lime production, after which the product is screened using meshes of size 24 mm, 12 mm and 8 mm. The two coarse products are used for lime and the fine product is used as raw material for Type V cement. As a request of Pacasmayo cement plant, the secondary crusher is processing Type I limestone.

Figure 9 Tembladera quarry mining sequence

The mining of limestone at the Tembladera quarry includes the following unit operations:

●	Drilling

Drilling is mainly done with 1 hydraulic drill with a second one on standby and used if necessary. The work is done in two 12-hour shifts with 20 effective hours and 4.0 hours of operational and non-operational delays.

●	Blasting

The Blasting fragments the rock to a suitable size for efficient loading, hauling and crushing operations. The operation mainly uses ANFO as the blasting agent, and non-electric detonators are used to mitigate vibration and sound.

●	Loading and hauling

After blasting, the Quality Control staff delimits the zones according to the results of blast hole sampling to define the material destinations. The excavators then load the material into trucks, which transport it to the assigned destination (waste dump or crusher).

●	Crushing

The purpose of crushing is to reduce the size of the rock as a result of blasting to the size required by the plant. The quarry has 2 types of crushers:

Primary Crusher

The Primary crusher, which is an Allis Chalmers 7”, is used to reduce the ROM limestone to sizes less than 4” at an average crushing rate of 700 tonnes/hour. After the primary crushing, the material is separated in two hoppers depending on the type of material and its granulometry.

Secondary Crusher

The secondary crusher, which is a Symons 5 1/2, reduces limestone sizes further to less than 45 mm at an average of 130 tonnes per hour. The limestone then passes through screens and is classified into 3 sizes of 45mm-25mm, 25mm-12.5mm and 12.5mm-8mm. As a request of Pacasmayo cement plant, the secondary crusher is processing Type I limestone.

The main equipment used to carry out mining activities at the Tembladera quarry are shown in Table 27 and Table 28 shows the auxiliary equipment.

Table 27 Main equipment of the Tembladera quarry

Equipment	Quantity	Function	Description
Track Drill	1	Drilling	This machine is used to drill holes for blasting.
Primary Crusher	1	Material Crushing	This equipment allows to reduce the particulate size from 12” to 4”.
Secondary Crusher	1	Material Crushing	This equipment allows to reduce the particulate size from 4” to 12.5mm and also to classify it by size.
Caterpillar tractor	1	Material Loading and Stacking	Equipment used to move the fragmented material resulting from blasting.
Front Loader and Excavator	5	Material Loading and Stacking	Material handling equipment.
Dump truck	10	Material hauling	Equipment for conveying material from the production areas to the primary crusher. Their capacity is 20 m3.

Table 28 Auxiliary equipment of the Tembladera quarry

Equipment	Quantity	Function	Description
Pickup van and Bus	4	Personnel Transportation	Personnel and material transport units.
Tanker truck, Lucanteraire, Lubricator truck, Mobile crane, Compressor, Welding machine, Ambulance and Fuel Tanker Truck.	11	Auxiliary equipment	Auxiliary equipment to ensure the operability of quarry equipment and personnel.
Motor grader, Compactor	2	Track maintenance	Equipment used for track maintenance.
Hydraulic Hammer	1	Breaking banks	Equipment used to reduce the fragment size greater than 12” in the primary crusher.

13.2.	Geotechnical models

The stability study prepared by DCR Ingenieros S.R. Ltd in 2007 was used until 2020. The slope stability study established 10 zones within the deposit. For the period from 2021 and onwards, the update made by Magma Consulting S.A.C. shown in Tables 29 and 30 will be applied.

Table 29 Parameters of design according to geotechnical zonification

Domain	Bench height (m)	Design		Berm width (m)	Slope azimuth range
		BFA (°)	IRA (°)
Domain 01	10	47	35	5.16	80-140
Domain 02	10	50	36	5.37	NA
Domain 03	10	47	35	5.04	80-130
	10	65	43	6.10	<80 and 130<
Domain 04	10	65	43	6.10	<105 and 170<
	10	48	35	5.27	105-170
Domain 05	10	70	45	6.40	NA
Domain 06	10	70	45	6.40	NA
Domain 07	10	70	45	6.40	NA
Domain 08	10	70	45	6.40	NA
Domain 09	10	58	41	5.30	NA
Domain 10	10	65	41	6.84	<10 and 50<
Domain 11	10	65	41	6.84	NA

* Note:

BFA: Slope angle

IRA: Inter ramp angle

It is recommended to have a bench for each 150 m of slope, this bench should be at least 10.5m wide and for blocks 1, 2, 3 and 4 it should be at 602 m above sea level.

Table 30 Reviewed Safety Factor 2021

Section	Description	Safety factor
		Static	Pseudo-static K=0.147g
S-1	Global Fault	4.23	3.29
S-2	Global Fault	3.49	2.72
S-3	Global Fault	2.92	2.30
S-4	Global Fault	2.90	2.29
S-5	Global Fault	3.14	2.52
S-6	Global Fault	3.42	2.77
S-7	Global Fault	3.33	2.69
S-8	Global Fault	4.90	3.97
S-9	Global Fault	6.21	4.78
S-10	Global Fault	5.00	4.06
S-11	Global Fault	5.02	3.91
S-12	Global Fault	3.04	2.43

13.3.	Hydrological models

In 2021 the hydrogeological study was conducted by Magma Consulting S.A. and based on the hydrogeological interpretation, basin morphology, lithology, piezometric levels, recharge and discharge zones, and piezometry, groundwater is at a depth of 300 m with respect to the topographic elevation of the Tembladera quarry.

13.4.	Other Mine Design and Planning Parameters

The limestone production achieved as of December 2023 is 1,842,375 tonnes and 118,316 tonnes of waste rock was removed, which gives a stripping ratio of 0.06. Based on the plant requirements and sales projection for the next 30 years, the pit design parameters for the Tembladera quarry are presented in Table 31.

Table 31 Summary of Tembladera quarry design parameters

Description	Value
Interramp slope angle	variable between 35° and 45°
Bench slope angle insitu	variable between 47° and 70°
Bench height	10 metres
Safety bench	5.04 to 6.40 meters
Width of ramps	12.0 meters (including safety berm and curb and gutter
Safety berm height	1.30m
Ramp gradient	10% to 12%

13.5.	Annual Production Rate

Considering that the cement plant demands an average annual production of 2.6 million tonnes per year of limestone, the plan for the following 30 years is shown in Table 32.

13.6.	Mining Plan

The proposed mining plan for the next 30 years is presented in Table 32.

Table 32 Mining plan for the next years

Year	Year	Tonnes	CaO	MgO	SO3	Al2O3	SiO2
1	2024	2,362,261	49.67	1.66	0.24	1.56	4.64
2	2025	2,543,433	50.02	1.56	0.25	1.44	4.33
3	2026	2,550,091	49.66	1.48	0.21	1.60	4.80
4	2027	2,515,031	49.85	1.39	0.30	1.54	4.63
5	2028	2,515,031	49.78	1.29	0.29	1.60	4.87
6	2029	2,515,031	49.71	1.39	0.37	1.61	4.73
7	2030	2,515,031	49.88	1.47	0.33	1.54	4.54
8	2031	2,515,031	50.01	1.43	0.31	1.54	4.49
9	2032	2,531,663	49.68	1.22	0.32	1.57	4.84
10	2033	2,542,796	49.23	1.35	0.39	1.56	5.42
11	2034	2,554,151	50.11	1.44	0.43	1.28	4.30
12	2035	2,565,734	50.08	1.55	0.37	1.28	4.30
13	2036	2,577,548	49.92	1.53	0.34	1.39	4.32
14	2037	2,589,598	49.92	1.56	0.38	1.38	4.30
15	2038	2,601,890	49.24	1.52	0.48	1.75	5.02
16	2039	2,614,427	50.08	1.52	0.39	1.43	4.31
17	2040	2,627,215	49.44	1.51	0.45	1.59	4.67
18	2041	2,640,258	49.86	1.59	0.39	1.50	4.38
19	2042	2,652,799	49.12	1.70	0.35	1.73	5.04
20	2043	2,657,046	49.99	1.57	0.40	1.48	4.33
21	2044	2,660,903	48.87	1.78	0.39	1.88	5.30
22	2045	2,660,903	49.57	1.54	0.38	1.60	4.56
23	2046	2,660,903	49.90	1.49	0.37	1.43	4.34
24	2047	2,660,903	49.56	1.62	0.34	1.67	4.59
25	2048	2,660,903	49.34	1.64	0.41	1.59	4.87
26	2049	2,660,903	49.92	1.54	0.36	1.48	4.25
27	2050	2,660,903	49.98	1.49	0.38	1.41	4.25
28	2051	2,660,903	49.40	1.72	0.35	1.64	4.54
29	2052	2,660,903	49.76	1.72	0.36	1.43	4.17
30	2053	2,660,903	49.90	1.67	0.34	1.49	4.26
Total general		77,795,094	49.71	1.53	0.36	1.53	4.58

*	Limestones that contain elements out of the design range, a dosage is made for the crude in the cement production.

In the same period of 30 years, the removal of waste rock will be a stripping average of 0.17 tonnes of waste rock/limestone, according to the mine plan.

Figure 10 Tembladera quarry final pit

13.7.	Life of Mine

The life of the Tembladera quarry is 30 years.

13.8.	Staff

Cementos Pacasmayo personnel develop its operations at the Tembladera quarry with its staff and contractors.

14.	Processing and recovery methods

14.1.	Process plant

The cement production involves the following stages:

Receiving raw materials: the limestone is produced from the Tembladera quarry, as described in Chapter 13. The other raw materials are obtained from third party companies and in the case of clay, it is obtained from our own quarry on the Señor de los Milagros de Pacasmayo property.

Grinding and homogenization: once the limestone is received at the plant, it is mixed with clay, sand and iron. The mixture must comply with the quality standards to be sent to a storage silo from where it is fed the preheater of the clinker kiln.

Clinkerization: the blend is heated at a temperature of approximately 1,450 Celsius degrees in rotary kilns whose product is clinker. The clinker is then cooled at a temperature of approximately 200 Celsius degrees and is stored in a silo or in an open-air yard.

Cement grinding: after being cooled, the clinker, together with the additions, is entered into a mill to obtain a fine powder called cement.

Storage in silos: after passing through the mills, the cement is transferred on conveyor belts or grutters and stored in concrete silos to preserve its quality until distribution.

Packaging, loading and transportation: the cement is moved through conveyor belts and pneumatic conveyors to bagging systems to be packed into bags and then loaded to the trucks for distribution.

14.2.	Raw materials for the cement production

At the Pacasmayo plant, the following raw materials and additions are used in the production of cement.

Raw materials

Limestone: a material composed largely of calcium carbonate, is used as raw material and also as additive in the production of cement.

Sand: inert material composed basically of crystalline silica, aluminum and alkalis, such as potassium and sodium.

Iron: inert material composed basically of iron oxide (Fe2O3).

Clay: inert material composed basically of silicon, aluminum and a low proportion of alkalis such as potassium and sodium.

Coal: a solid, black or dark brown mineral that contains essentially carbon, as well as small amounts of hydrogen, oxygen and nitrogen.

Raw meal: the artificial mixture of limestone, clay, sand and iron, which is used to produce clinker.

Clinker: product obtained during the calcination of the mixture of limestone, sand, clays and iron.

Fossil fuel

Bunker oil: fuel used as an energy source in the calcining kiln.

Additions

Slag: artificial pozzolanic material that can set in contact with water and can develop compressive strength.

Pozzolan: materials containing silica and/or alumina, which can be of natural or artificial origin.

Gypsum: material composed of calcium sulfate hydrates. When gypsum is mixed with the clinker, it allows for better control of the setting time when the cement initiates the hydration reactions. The mineral gypsum may contain crystalline silica.

14.3.	Flow sheet

Figure 11 shows the flow sheet for the cement production at the cement plant.

Figure 11 Pacasmayo plant process block diagram

14.4.	Main equipment

Table 33 below shows the design and production capacities for clinker and cement.

Table 33 Main equipment in Pacasmayo plant

Equipment	Product	Capacity of production*	Unit
Raw meal Mill 1 Raw meal Mill 2 Raw meal Mill 3	Raw meal	594,000 1,425,600 633,600	tonnes/year
Miag 1 Miag 2	Coal	95,040 126,720	tonnes/year
Kiln 2 Kiln 3 Kiln 4	Clinker I-V	264,000 831,600 660,000	tonnes/year
Cement Mill 4 Cement Mill 6 Cement Mill 7	Cement Type I-V	498,960 1,211,760 1,211,760	tonnes/year
Bagging system 3 Bagging system 4 Bagging system 5 Bagging system 6	Cement	1,080,000 1,500,000 1,500,000 1,440,000	bags/month

*	The equipment capacities consider 330 days of production.

14.5.	Material balance cement plant

The following section presents information on the material balance at Pacasmayo plant for cement production.

14.5.1.	Material balance

Table 34 shows the balance of crude production, while Table 35 shows the material balance of clinker production at the Pacasmayo plant considering the use of limestone obtained from the Tembladera quarry, coal, clay, sand, and iron as part of the raw material for the production of clinker. Table 36 shows the balance for cement production considering the additions used for the mixture with clinker and consequently, cement production.

Table 34 Balance for crude production

Raw material	Annual quantity (tonnes/year)	Dosage
Limestone	1,473,764	86.18%
Others	236,263	13.82%
Crude Type I and Crude Type V	1,710,028	100%

Table 35 Balance for clinker production

Crude	Annual quantity (tonne/year)
Crude Type I, CrudeType V and Coal*	1,848,530
Clinker Type I and Clinker TypeV	1,195,802

*	Crude includes coal.
*	Additionally, clinker imported during 2023 amounted to a total of 63,993 tonnes.

Table 36 Balance para producción de cemento.

Raw Material	Annual quantity (tonnes/year)	Dosage
Clinker	1,195,802	72.22%
Additions	460,027	27.78%
Cement	1,655,829	100%

*	The amount of limestone used as an addition was 227,429 tonnes.

14.6.	Process losses

Losses in the cement production process associated with the raw material (limestone) are 0.53% due to the rainy season and the phenomenon of cyclone Yaku.

14.7.	Water consumption

Pacasmayo plant has a water treatment plant (PETAT) for the kiln cooling system during clinker production. The cooling water is used in the clinker and cement grinding processes. It is also used to irrigate green areas and accesses. 386,981 m3 of water was consumed at the Pacasmayo Plant during its operations in 2023.

14.8.	Fossil fuel consumption

Liquid fuels are used for the various engines in the operation. Table 37 shows the consumption of liquid fuels used at the Pacasmayo plant.

Table 37 Fuel consumption in Pacasmayo plant

Fuel	Consumption	Description
Diésel	457,016 (gal/year)	P. Cal 41.2 Gj/t
Oil 6	540,352 (gal/year)	P. Cal 43.7 Gj/t

14.9.	Electric power consumption

The Pacasmayo plant has an electrical substation with a capacity of 105 MVA, which is supplied by the national grid. 653,578 GJ of energy was consumed at the Pacasmayo plant during its operations in 2023.

14.10.	Maintenance Plan

Cementos Pacasmayo has implemented a preventive and corrective maintenance plan with the purpose of not interrupting cement production.

Cementos Pacasmayo maintains the operational efficiency to control costs and operating margins. Cementos Pacasmayo has initiatives to diversify the energy sources and secure the supply when possible.

14.11.	Staff

Cementos Pacasmayo personnel develop its operations at the Pacasmayo plant with its staff and contractors.

15.	Infrastructure

15.1.	Tembladera quarry

The quarry consumes electrical energy supplied by the national electricity system through Hidrandina S.A. company. The supply is aerial with medium voltage of 2.3 KV. The Tembladera quarry has electricity sub-stations located in coordinates UTM 707345 E and 9197947 N, it occupies a surface area of 1,062 m2.

The supply of liquid fuels to the Tembladera quarry is through a contractor.

The water is used to water the roads, limestone in loads, demolition, vegetation, consumption and sanitary facilities.

The Tembladera quarry has the following facilities:

-	DME 01 waste dump

-	DME 05 waste dump

-	Low grade stockpile

DME 01 Dump

The current elevation of the upper platform of the DME-1 dump is 535 meters above sea level. To ensure the physical stability of this dump and increase its storage volume, it has been designed to reach an upper platform elevation of 545 meters above sea level at a slope of 2.5H:1V.

DME 05A Deposit

To ensure the physical stability of this future dump, it has been deemed convenient to maintain the upper platform at 740 masl at a slope of 2.5H:1V.

Low grade stockpile

The design has a low-grade stockpile with a slope angle of 35° and a berm width of 10m with a minimum elevation of 532 masl and a maximum elevation of 580 masl, reaching a capacity of 1 M m3.

The auxiliary facilities at the Tembladera quarry are administrative offices, explosives storage, key yard, power house, crushers and the auxiliary service facilities are interconnected to the electrical system of the Central-North system for power supply.

There are also additional facilities at the Tembladera quarry, as described in Table 38.

Table 38 Tembladera quarry Facilities*

Facility	Area m2
Offices	972
Explosives warehouse 2-3	156
Truck Scale N°2	65
Loading Tunnel	78
Ore Belt N°4, 5 and 6	195
Meteorological Station	17
Septic Well	8
Recreational Complex	4,362

*	Source, EIA (Environmental Impact Study)

Figure 12 Mining Facilities

15.2.	Pacasmayo plant

Electricity is supplied by the national grid and there is a contract with Electro Perú, which supplies energy through two 60 KV transmission line. There is also a sub-station with three power transformers of 30, 37.5 and 37.5 MVA at ONAF, equivalent to 28.8 MW, 36 MW and 36 MW of active power, respectively.

The Pacasmayo plant is supplied with fuel by a contractor and has a fuel tank for regular vehicle fueling.

Water supply at the Pacasmayo plant is provided by a groundwater well, Cementos Pacasmayo is allow to draw 561,932 m3 per year.

16.	Market Studies

Cementos Pacasmayo is a leading company in the cement production and other construction materials in the north of Peru. This chapter describes the cement market as well as the macro and microeconomic factors that define it.

For the description of the cement market in Peru, public information has been collected from different sources, such as the Central Reserve Bank of Peru (BCRP), National Institute of Statistics and Informatics (INEI), Association of Cement Producers (ASOCEM), Ministry of Housing, Construction and Sanitation, Superintendency of Tax Administration and the Peruvian Construction Chamber. In addition to this information, this chapter also relies on statistics provided by the company, CPSAA, to provide a better understanding of its specific market.

16.1.	The cement market in Peru

The Peruvian cement market is geographically segmented by regions: north region, central region and south region. Diverse companies supply each region. Figure 13 is an illustration of the Peruvian map and of its 3 regions, according to the segmentation of cement market, where each region is the main area of influence of domestic cement companies.

Figure 13 Segmentation of the cement market in Peru

The main companies which deal with the cement market in Peru are: Cementos Pacasmayo S.A.A., UNION Andina de Cementos S.A.A., Yura S.A. and Cementos Selva S.A.C. Additionally, there are companies that import cement or clinker, such as Caliza Cemento Inca S.A., Distribuidora Cemento Nacional S.A.C., CEMEX Perú S.A., Cal & Cemento Sur S.A., amongst others.

Table 39 shows the cement shipments at domestic level (in thousand of tonnes):

Table 39 Cement shipments at domestic level (in thousands of tonnes)

	2021	2022	2023
National cement shipments	12,500.0	14,113.3	12,175.7
Overall cement shipments (CPSAA/CSSAC, 3 plants)	3,625.2	3,436.8	2,936.6
Pacasmayo plant shipments	1,970.9	1,766.7	1,634.8

Sources: ASOCEM and CPSAA/CSSAC.

The types of cement produced by the main cement companies of the country are Type I, Type V, Type ICO, Type IL, Type GU, Type MS (MH), Type HS, Type HE and Type MH.

It is important to mention that, according to the main requirement standards, Peruvian Technical Standards, cements are divided into five types:

●	NTP 334. 009 2013. Cements Portland. Requirement. (ASTM C 150).

●	NTP 334. 090 2013. Cements Portland Added. Requirements. (ASTM C595).

●	NTP 334. 082 2011. Cements Portland. Performance Specification. (ASTM C1157).

●	NTP 334. 050 2004. Cements Portland White. Requirements. (ASTM C150).

●	NTP 334. 069 2007. Building Cements. Requirements. (ASTM C091).

Cementos Pacasmayo only produces cement that meets the first three NTP standards.

16.2.	Industry and Macroeconomic Analysis

Producer and trading companies of cement compete mainly within the limits of their area of influence, which is determined by the geographical location of their plants, giving rise to segmentation of the national market. However, the north region presents a high demand potential because of the infrastructure gap, the housing deficit and a higher capillarity in terms of important adjacent cities with an urbanization level lower than in the central and south region.

On the other hand, it highlights the importance of transportation in the structure of cement costs; composed primarily of raw materials, fuels and transport.

The cement market and the industry in Peru have the following characteristics:

●	Base of consumers highly segmented, informal and of low Resources.

●	Low costs of energy and raw materials.

●	Zone of influence / distribution determined by geographical location of the plant.

●	High correlation level between public and private investment, and self-construction.

The construction sector and cement industry have a behavior directly related to the Gross Domestic Product (GDP) and Private Consumption. Figure 14 shows how the GDP of the construction sector (variation % monthly) accompanies the cyclic behavior of the Global GDP (variation % monthly), showing variations of lower significance than those of the Global GDP, but in the same direction. It is also noted that, in May 2020, the GDP of the construction sector had a positive variation of more than 200% (with regards to the previous month), whilst the Global GDP was only 10%. This was due to the confinement measures given by the Government to counter the Covid-19 pandemic. This reactivation was motivated primarily by the private-construction sector consumption. Under the uncertainty conditions caused by the sanitation and economic crisis in 2020, consumers showed savings behaviors, which meant that people preferred consumption of goods for home improvement, amongst them, cement. This trend was maintained throughout 2021. However, in 2023 there was a decrease in demand for public and private investment due to the political and social situation. As a result, cement volumes are returning to pre-covid levels.

Figure 14 Global GDP and Construction sector GDP MoM variation (%)

Source: INEI 2021

The cement industry is also motivated by housing sector growth, public and private investment in infrastructure, mining projects, shopping centers, construction of transportation systems, etc. Thus, one of the variables with more impact on cement industry and future demand is the infrastructure gap which remains high in the country. For the 2016 – 2025 period, the infrastructure gap is estimated at US$ 160 billion, and this is present in the main economic sectors and services of public supply; that is: Transportation (36%), Energy (19%), Telecommunications (17%), Health (12%), Sewage System (8%), Irrigation (5%) and Education (3%). The 90% of the roads not comprised in the large national road network still remain unpaved; only 40% of schools have access to basic services such as water, electricity and sewage system. There are only 15 hospital beds for every 10,000 individuals, vs. 27 beds recommended by the WHO.

In 2023, the cement market contracted by 14% compared to 2022, while it grew by 20% in 2019 (pre-pandemic). However, by 2024, it is expected to have 2.6% growth compared to 2023. Climatic (cyclone Yaku) and social (protests and blockades) factors impacted domestic cement dispatches. In addition, regional and local and local governments began new administrations with lower-than-expected public spending than expected.

Given greater stability in the sector, a moderate growth of 2% in cement shipments is expected by 2024

16.3.	The North Region Market

Cementos Pacasmayo, a leading company in the production and sales of cement in the North Region, has market presence in the following cities: Cajamarca, Chiclayo, Chimbote, Jaén, Pacasmayo, Piura, Rioja, Tarapoto, Trujillo, Tumbes, Yurimaguas and Iquitos. The company has a Market share of 93.8% in the north region of the country.

Overall shipments of Pacasmayo plant for 2023 were 1,634.8 thousand tonnes. Pacasmayo plant supplies almost 52.2% of the cement demand of the North Region.

Other companies with lower presence in the cement market of the North Region are:

●	Quisqueya - Cemex

●	Cemento Nacional

●	Cemento Inka

●	Cemento Tayka

These companies are competitors of Pacasmayo plant.

Cementos Pacasmayo S.A.A in its Pacasmayo plant produces different types of cement and it has in the National Market, different trademarks to deal with diverse segments of the market. Table 40 shows the products in Pacasmayo plant.

Table 40 Types of products of Pacasmayo Cement plant

Business Name	Use	Comment
Cemento Portland
Cement Type I	Cement for general use.	The average result of resistance to compression is higher than the minimum requirement set forth in the technical standard NTP 334.009 / ASTM C150.
Cement Type V	For works, structures exposed to soils with high sulphate (salt residue).	The average result of resistance to compression is higher than the mínimum requirement set forth in the technical standard NTP 334.009 / ASTM C150.
Qhuna Type I

For use in construction Works in general, manufacturing of bricks, sewage systems, paving stones, to lay bricks, plaster with cement, to cover with majolicas, preparation of concretes in foundations, over foundations, brake shoes, beams, columns and building roofs.

Complies with the requirements of technical standards NTP 334.009 and ASTM C 150.
Cemento Portland Added
Cement Fortimax	Ideal for Works which require moderate h heat, for Works exposed to sulphate action and for Works near to large water sources (sea, lakes, rivers, etc.)	The average result of resistance to compression is higher than the mínimum requirement set forth in technical standard NTP 334.082 / ASTM C1157.
Cement Extra Forte	Ideal for the execution of structural Works, repairs, remodelings, home applications, floors, levelings, grouts, tips, prefabricated elements of small and medium size and concrete elements which require special characteristics.	The average result of resistance to compression is higher than the mínimum requirement set forth in technical standard NTP 334.090.
Cement Ultra Armado	Ideal for the execution of structural Works, elaboration of mortars for floors, leveling, grouts and tips and production of prefabricated elements of small and medium size.	The average result of resistance to compression is higher than the mínimum requirement set forth in technical standard NTP 334.090 / ASTM C595.
Cement Type HE
Cements fir Prefabrications	For construction elements.	The average result of resistance to compression is higher than the mínimum requirement set forth in technical standard NTP 334.009 / ASTM C150.
Qhuna Structural
Hydraulic Cements specified by performance
Line Mochica MS	For structures in contact with environements and humid and salty soils.
Line Mochica GU	Cement of general use.
Qhuna MS	Structural elements and non-structural which are exposed to environments and humid salty soils.	Complies with the requirements set forth in standard ASTM C 1157 and NTP 334.082.

16.4.	Cement price

The prices of cement in the Peruvian market vary pursuant to their type and their geographical location. The price difference of each type is explained primarily by the dosifications of raw materials and additions, whilst the variations for geographical location are caused by the freights for the distribution to the points of sale.

At domestic level, the cement price in 2023 was, on average, 690.59 S/ x t. Figure 15 shows the historic prices of cement in Peru.

Figure 15 Historic prices of cement in Peru

Source: Ministerio de Vivienda, Construcción y Saneamiento (December 2023).

Figure 15 shows the sustained growth of the price of more than 4% per year, from 2017 until 2018, it fell slightly in 2019 to climb back up again in 2020.

16.5.	Current and future demand

Cement demand at the national level is met by local shipments (local production), for the most part, and by imports. In 2023, 11.20 M tonnes were shiped locally; 13.6% less than in the same period of 2022 (12.97 M). Imports amounted to 0.21 M tonnes during 2023; 21.9% below the 2022 figure (0.27 M).

Figure 16 shows the evolution of the national demand of cement, expressed in thousand of tonnes, since 2017.

Figure 16 Evolution of the national demand of cement

Source: ASOCEM

It is noted that domestic demand has been growing, on average, at a rate of 3% per year, with the exception of 2020, which is considered an atypical year due to the adverse effects of the pandemic and the confinement measures, to then take a historic leap in 2021 with an annual increase of 38%. During 2023, shipments decreased by 13.8% compared to 2022 as a result of the political and social situation in the country.

According to our internal information, in terms of regional distribution, the Northern Region accounts for approximately 25.6% of domestic cement demand, the Central Region for 54.5%, and the Southern Region for 19.9%.

Cementos Pacasmayo’s cement shipments (3 plants) reached 2,936.6 thousand tonnes in 2023, capturing a 24.1% share of total shipments in Peru and 93.8% in the Northern Region. This is 15% less than in 2022 (3,436.8 thousand tonnes).

The company invested US$87.4 million in the clinker line optimization project at the Pacasmayo plant, which includes the construction of a new kiln that will increase clinker production capacity by 600,000 tons per year. The project will optimize production costs in the short term and medium term to meet market demand for cement.

Despite the decline in cement dispatches in 2023, demand is expected to increase due to the high infrastructure deficit in the northern region. For this reason, the company’s strategic priority is investing in the new clinker line.

Table 41 shows the projection of future demand or shipments of cement for Pacasmayo plant. These projections are based on the 2024 shipments.

Table 41 Forecast of future demand for Pacasmayo cement plant

Year	Cement Shipments (Tonnes)	Variation (%)
2024	1,860,241
2025	2,262,148	22%
2026	2,307,390	2%
2027	2,069,164	-10%
2028	2,069,164	0%
2029	2,069,164	0%
2030	2,069,164	0%
2031	2,069,164	0%
2032	2,182,171	5%
2033	2,257,814	3%
2034	2,334,970	3%
2035	2,413,670	3%
2036	2,493,943	3%
2037	2,575,822	3%
2038	2,659,338	3%
2039	2,744,525	3%
2040	2,831,416	3%
2041	2,920,044	3%
2042	3,005,252	3%
2043	3,034,110	1%
2044	3,060,320	1%
2045	3,060,320	0%
2046	3,060,320	0%
2047	3,060,320	0%
2048	3,060,320	0%
2049	3,060,320	0%
2050	3,060,320	0%
2051	3,060,320	0%
2052	3,060,320	0%
2053	3,060,320	0%

17.	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups.

17.1.	Environmental Aspects

Cementos Pacasmayo holds Corporate Policies, which are applied to the operations of quarries and cement plants. Relevant policies include Safety Occupational Health Policy, Quality Policy and Environmental Policy.

Cementos Pacasmayo S.A.A. carries out activities in Tembladera quarry and Pacasmayo plant, in that sense, according to the environmental legislation. It has an environmental authority in the industrial sector and another authority (Ministry of Energy and Mines) that issues an opinion for the Closure of quarries.

Likewise, Cementos Pacasmayo complies with the provisions of the Regulation with Superno Decree No. 033-2005-EM - Regulation of the Mine Closure Law.

17.1.1.	Tembladera quarry

Tembladera quarry holds the environmental permit authorized by the Ministry of Production, dated November 08, 2018, through Directorate Resolution N° 304-2018-PRODUCE/DVMYPE-I/DGAAMI. It approved the updating of the Environmental Management Plan of the Adequation Program and Environmental Management (PAMA per its acronym in Spanish) of Tembladera quarry, this, pursuant to the Technical-Legal Report NO 979-2018-PRODUCE/DVMYPE-I/DGAAMI-DEAM and its annexes.

The updating of the Environmental Management Plan of the PAMA included the identification of potential environmental impacts for which, there were preventive, corrective and/or mitigation measures.

Additionally, it includes the environmental monitoring program taking into consideration the components of air quality, environmental noise and biological monitoring. There are 4 monitoring stations for air quality, 4 monitoring stations for environmental noise and 10 stations for biological monitoring.

In the Tembladera quarry, measurements of air quality and particulate matter parameters were considered. The results obtained in 2023 are under the environmental quality standard limit, ECA in compliance with the established Supreme Decree No. 003-2017-MINAM.

The environmental noise monitoring results obtained in 2023 are below the standards of the environmental quality standard, ECA, complying with the provisions of Supreme Decree N°085-2003-PCM.

Cementos Pacasmayo complies with Peruvian legislation on Closure Plans, which under current legislation is the Regulation of Environmental Management of the Manufacturing Industry and Domestic Trade, Supreme Decree No. 017-2015-PRODUCE. This standard establishes the environmental management of the activities covered by Ministerial Resolution No. 157-2011-MINAM, table of the first update of the list of inclusion of investment projects subject to the National System of Environmental Impact Assessment (SEIA).

For the Tembladera quarry, Directorial Resolution Number 265-2016-MEM/DGAAM approved the Updating of the Closure Plan for the Tembladera quarry mining unit of Cementos Pacasmayo S.A.A.

The Closure Plan submitted by Cementos Pacasmayo has included the necessary measures to ensure effectiveness or consistency with the requirements necessary for the protection of public health and the environment. The initial strategy has continued with the Closure of the components of Tembladera quarry mining unit, establishing temporary, progressive, final and post-Closure activities at the end and/or closure of operations.

Final closure activities have included physical stability in the mine, geochemical stability, water management facilities, dismantling for the removal of equipment and machinery. Also included are infrastructure demolition, reclamation, waste disposal, landform establishment, habitat rehabilitation, revegetation and social programs.

Post-closure activities such as physical maintenance, geochemical maintenance, hydrological maintenance, and biological maintenance will be carried out, and post-closure monitoring activities include physical stability monitoring, geochemical stability monitoring, water management monitoring, biological monitoring and social monitoring.

It is important to mention that the approval of the Mine Closure Plan involves the constitution of guarantees to ensure that the owner of the mining activity complies with the obligations derived from the Mine Closure Plan, in accordance with environmental protection regulations.

Cementos Pacasmayo has a guarantee of faithful compliance with the mine closure plan for the Tembladera quarry according to the approval of the updated mine closure plan for an amount of 421,941.00 USD.

We have a strong relationship with our communities and have identified their main needs such as health, education, urban development and local development. In this regard, we have a social investment program, which contributes to dealing with their necessities, based on good dialog and the compliance with our commitments.

The communities are a priority for Cementos Pacasmayo. For this reason, we promote periodic meetings with their representatives and create opportunities for dialog to know their expectations. In addition, we have established public and private alliances for development projects and programs, to contribute to a better quality of life, and to strengthen our relations. During 2023, we worked in partnership with the district authorities of Pacasmayo and Tembladera.

CPSAA has no commitments for local procurement and hiring although it does its best to hire local talent and do business with local businesses.

17.1.2.	Cement plant in Pacasmayo

Cementos Pacasmayo S.A.A. in compliance with current environmental regulations, it has been carrying out environmental monitoring through an accredited laboratory, the results are reported to the Environmental Evaluation Agency - OEFA, competent authority for environmental supervision and control activities, responsible for reviewing and validating the information presented by the industrial owner.

In the Pacasmayo plant, the measurements of air quality parameters and particulate air material were considered, the results obtained in 2023 are below the environmental quality standard limit (ECA) complying with that established in the Supreme Decree No. 003-2017-MINAM.

In the environmental noise monitoring, the results obtained in 2023 are below the limit of the environmental quality standard (ECA) in compliance with that established in the Supreme Decree N°085-2003-PCM.

Regarding atmospheric emissions at the source of emissions, the results obtained in 2023 are below the maximum permissible limit (MPL) in compliance with that established in Supreme Decree N°001-2020-MINAM.

Finally, in accordance with Environmental Management Regulation of the Manufacturing Industry and Domestic Trade, approved with Supreme Decree N° 017-2015-PRODUCE, companies that produce cement are required to submit Closure Plans when executing decommissioning activities. Cementos Pacasmayo in compliance with Peruvian legislation will submit the Closure Plan in a timely manner.

17.2.	Solid waste disposal

Cementos Pacasmayo S.A.A. has a Solid Waste Minimization and Disposal Plan for our production activities at the Pacasmayo plant and Tembladera quarry. Annually, our company declares the generation, storage, collection, and final disposal of hazardous and non-hazardous solid waste in compliance with environmental legislation.

In our solid waste minimization plan for 2023, we declared 24 tonnes of hazardous waste and 28.8 tonnes of non-hazardous waste for the Tembladera quarry. Likewise, for the Pacasmayo plant we declared 88.5 tonnes of hazardous waste and 1,079.8 tonnes of non-hazardous waste, which were disposed of in accordance with environmental legislation.

17.3.	Qualified Person’s Opinion

Cementos Pacasmayo S.A.A. complies with national environmental standards applicable to the development of industrial activity and for the exploitation of non-metallic minerals carried out in the Tembladera quarry where limestone, the main material for the manufacture of cement, is produced.

The company has been complying with the provisions of the Environmental Management Regulation for the Manufacturing Industry and Internal Trade approved with Supreme Decree No. 017-2015-PRODUCE, which regulates the environmental management of the activities indicated in Ministerial Resolution No. 157- 2011-MINAM and investment projects subject to the National Environmental Impact Assessment System (SEIA) and its modifications.

Cementos Pacasmayo S.A.A. reports the environmental commitments, semiannually and quarterly to the Environmental Evaluation Agency - OEFA. The monitoring is carried out through external laboratories that provide comprehensive monitoring and analysis services and have double accreditation, by the IAS and the INACAL, both signatories of the ILAC-MRA international Mutual Recognition Agreement.

Cementos Pacasmayo S.A.A. strictly complies with the protocols in the different processes in compliance with environmental legislation and reporting to the OEFA.

The qualified person believes that CPSAA’s current plans and management strategies are adequate for addressing any issues related to environmental compliance and maintaining its environmental permits. In addition, the qualified person believes that CPSAA has a good relationship with the local communities and that its social investment plans are adequate for reducing any social risks to the project.

18.	Capital and operations costs

18.1.	Basis for operating and capital cost for the quarry and plant

This section presents, in a tabular manner, the operating costs of Tembladera quarry for the extraction of limestone, the main raw material used in cement production at the Pacasmayo plant. The section also contains the operating costs for the cement plant where the whole industrial process to convert the raw material to cement takes place. The costs are mainly based on real historic costs which are the basis for estimating forecasted costs.

Similarly, this section reports the detail of the capital investments made in the quarry and plant, and the forecasted plan of investments, required to sustain all the activities in the quarry and plant, and to assure the supply of limestone Reserves for the production levels required to support forecasted cement sales of Pacasmayo plant.

Table 42 depicts the main components of the cost structure of Tembladera quarry and Pacasmayo plant and the sources used in their forecasts.

Table 42 Concepts about cost structure of Tembladera quarry and Pacasmayo plant

Concept	Description	Source
Quarry Operating Cost	Mineral Production, processing, fuel, Materials (Explosives), Maintenance, Insurances and Services	● Real, historic costs ● Suppliers´ quotes
Quarry Operating Cost	Royalties	● Contract of mining royalty payment with regional/state entities
Quarry Operating Cost	Energy	● Historic, real costs ● Supply Contract ● Suppliers´quote
Plant Operating Cost	Fuel, Materials, Maintenance, Wages and Insurances	● Historic, real costs ● Suppliers´quote
Plant Operating Cost	Energy	● Historic, real costs ● Supply Contract ● Suppliers´quote

Being an ongoing operation, actual historical costs are the primary basis of information to estimate forecasted costs. These actual costs in some cases are maintained, and in other cases are appropriately adjusted to account for factors specific to the quarry operation, conditions and obligations stipulated in supply and concession contracts, and other macroeconomic factors that could have an indirect impact on future operating costs, such as inflation and devaluation of the local currency against the US dollar.

18.2.	Capital and Operating Cost Estimates

Table 43 details the operating costs of quarry and plant for the year 2023, and 30 years of forecast.

Table 43 Operating costs forecast of quarry and plant

	Production Data
	Extracted Mineral	Cement Production	Total Operating Cost	Cost per tonne of product
	tonnes ’000	tonnes ’000	S/ ’000	S/ x tonne

2023	1,842	1,656	446,242	269.5
2024	2,191	1,860	487,362	261.99
2025	2,466	2,262	626,416	276.91
2026	2,346	2,307	655,898	284.26
2027	2,256	2,069	598,573	289.28
2028	2,256	2,069	618,537	298.93
2029	2,256	2,069	628,832	303.91
2030	2,256	2,069	645,358	311.89
2031	2,256	2,069	669,045	323.34
2032	2,272	2,182	724,359	331.94
2033	2,283	2,258	771,678	341.78
2034	2,294	2,335	825,864	353.69
2035	2,306	2,414	871,442	361.04
2036	2,318	2,494	924,391	370.65
2037	2,329	2,576	987,384	383.33
2038	2,342	2,659	1,043,518	392.40
2039	2,354	2,745	1,106,933	403.32
2040	2,367	2,831	1,180,855	417.05
2041	2,380	2,920	1,248,162	427.45
2042	2,392	3,005	1,321,046	439.58
2043	2,396	3,034	1,374,673	453.07
2044	2,400	3,060	1,418,478	463.51
2045	2,400	3,060	1,455,923	475.74
2046	2,400	3,060	1,499,248	489.90
2047	2,400	3,060	1,534,947	501.56
2048	2,400	3,060	1,577,305	515.41
2049	2,400	3,060	1,627,649	531.86
2050	2,400	3,060	1,668,429	545.18
2051	2,400	3,060	1,714,703	560.30
2052	2,400	3,060	1,768,915	578.02
2053	2,400	3,060	1,813,597	592.62

Table 43 shows the projection for the next 30 years, according to the production plan for 30 years of Reserves. Costs are adjusted annually by applying 2.90% inflation rate to the cost/tonne.

Table 44 shows the detail of capital investments in the quarry and plant, by type of investment, for 1 year of historical result (2023) and 30 years of projection.

Table 44 Investment forecast in quarry and plant

Total Investments
S/ ’000

2023	12,495
2024	27,225
2025	28,015
2026	28,827
2027	29,663
2028	30,523
2029	31,408
2030	32,319
2031	33,256
2032	34,221
2033	35,213
2034	36,234
2035	37,285
2036	38,367
2037	39,479
2038	40,624
2039	41,802
2040	43,014
2041	44,262
2042	45,545
2043	46,866
2044	48,225
2045	49,624
2046	51,063
2047	52,544
2048	54,068
2049	55,636
2050	57,249
2051	58,909
2052	60,618
2053	62,375

In recent years, there have been no significant variations in investments related to maintenance and replacement of equipment in the quarry and plant to sustain operations.

As mentioned previously, the Company recently decided to invest an estimated US$ 85 million for the project optimization of clinker lines in Pacasmayo plant and thus, optimize its installed production capacity of clinker. This investment has been made throughout 2022 and 2023. This explains the higher investments in those years in Table 44. Following that, the Company´s investment plan does not consider any extraordinary activity. It is the sole plan to perform the necessary replacement for the quarry support and the maintenance of operations in plant, in such a manner that the investments are kept at levels similar to those registered throughout the last years. Future investments are at nominal values and consider an annual increase of 2.90% for inflation.

The costs described in this chapter are applied to estimate the Mineral Resources and Reserves of the Tembladera quarry as part of the analysis.

18.3.	Capital and Operating Cost Estimation Risks

Considering that mine production and cement plant will continue in the same geological deposit and using the same mining and industrial methods, there is little risk associated with the specific engineering estimation methods used for capital and production costs. An assessment of accuracy of estimation methods is reflected in the sensitivity analysis in Section 19.

For purposes of the Preliminary Feasibility Study completed relative to the Tembladera quarry and Pacasmayo plant, both capital and operating costs are estimated to an accuracy of +/- 25%.

19.	Economic analysis

19.1.	Methodology: Discounted Cash flow (Free)

The Economic Analysis chapter describes the assumptions, parameters and methodology used to demonstrate the economic viability or profitability of extracting the mineral Reserves and Resources. That is, the Pre feasibility level support for the determination of mineral Resources and Reserves, by means of a business valuation through the Discounted (Free or Economic) Cash Flow method.

In the economic the same evaluation criteria were considered for the estimation of Minerql Resources and Reserves.

For the cash flow projection, the forecast horizon is consistent with the life of the quarry, which is calculated based on the total declared Reserves and the annual production of the quarry. The cash flow for each period is approximated indirectly from the EBITDA (the latter is constructed in the Profit and Loss Statement), and the corresponding adjustments are made for taxes and capital costs (CapEx).

Finally, for this economic analysis we work with the free cash flow, since it does not incorporate the capital structure, and we apply the weighted average cost of capital (WACC) for discounting future cash flows.

19.2.	Assumptions

19.2.1.	General and Macroeconomic Assumptions

For the Reserves evaluation, the general and macroeconomic assumptions used for the projection of the free/economic cash flows and for the valuation are:

-	Projection horizon: 30 years (2024 to 2053) according to the estimated years of quarry life.

-	Annual inflation rate, 2.90%, based on The International Monetary Fund as of October 2023: applies equally to sales price, costs and expenses.

-	Capital cost projections were determined using a historical ratio of annual investments and maintenance costs which also considers the increase in production volume.

-	The company’s capital structure is being considered in the discount rate (WACC) of 11.56%.

-	Income tax rate: effective rate of actual (historical) business results, 29% - 30%.

-	Workers’ Profit Sharing: 10%.

-	Exchange rate: exchange rate is assumed to remain at 3.80 (USD/PEN).

19.2.2.	Income and Cost Assumptions

●	The sales price of cement, expressed as S/ x t, is the sales price from Pacasmayo plant to Distribuidora Norte Pacasmayo, FOB at Pacasmayo plant; and this is lower than the sales price to the final customer in the market. This difference is explained by the distribution freight to the multiple points of sale and by the selling expenses associated with distribution and promotion in the different commercial channels.

●	The base price used in the projection is an estimate for the year 2024 (447.9 S/ x t), which has been determined based on current market conditions and cement demand for 2024, among other factors.

●	Starting in 2025 (year 2 of the projection), an annual price escalation rate of 2.90% is applied the sales prices.

●	The cost of cement production, expressed as S/ x t, has been estimated for the year 2024 based on actual operating costs, the market situation of local inputs and services, plant demand for imported clinker and other factors. Cost of production for year 2024 is 262.0 S/ x t.

●	In the case of imported clinker, the considered cost returns to regular pre-Russian-Ukrainian war levels. This means 65 USD x t for Type I clinker and 75 USD x t for Type V clinker. In this sense, the projection, starting in 2032 (the year in which clinker imports are resumed), assumes values more consistent with the historical average, plus an adjustment for inflation.

●	Starting in 2025, an annual cost escalation rate of 2.90% is applied to the costs.

●	The initial stock of products in the quarry and plant is assumed to be zero.

19.3.	Results of financial model

For the Mineral Reserves evaluation, the following financial parameters were calculated:

●	NPV of 1,514 million soles at a discount rate of 11.56%.

●	30-year mine life.

●	Average plant throughput for cement production: 2.6 million tonnes per year over the 30-year projection.

●	Average sales price: 616.7 soles per ton of cement, an average of the 30-year projection, at nominal values.

●	Revenues: 1,620 million soles annual, an average of the 30-year projection.

●	Average cash production cost: 409.3 soles per ton of cement, an average of the 30-year projection, at nominal values.

The Table 45 shows the forecast of the Profit and Loss Statement of the operation of Tembladera quarry and Pacasmayo plant.

Table 45 Profit and Loss Statement

	Shipments (tonnes)	Revenue S/ x t	Gross Profit S/ ’000	Gross Margin S/ x t	Gross Mg %	Operating Profit	(+) Depreciation	EBITDA Pacasmayo Plant	EBITDA Mg %

2024P	1,860,241	447.9	326,647	175.6	39%	180,271	42,161	222,432	27%
2025P	2,262,148	421.5	305,185	134.9	32%	156,484	52,956	209,440	22%
2026P	2,307,390	432.6	319,431	138.4	32%	170,305	52,407	222,712	22%
2027P	2,069,164	444.1	296,920	143.5	32%	144,054	50,288	194,343	21%
2028P	2,069,164	455.9	299,722	144.9	32%	139,802	48,644	188,446	20%
2029P	2,069,164	467.9	313,101	151.3	32%	151,105	48,208	199,313	21%
2030P	2,069,164	480.3	320,952	155.1	32%	154,518	49,535	204,053	21%
2031P	2,069,164	493.1	322,283	155.8	32%	148,427	50,976	199,402	20%
2032P	2,182,171	506.1	350,036	160.4	32%	175,082	51,282	226,365	20%
2033P	2,257,814	519.5	369,612	163.7	32%	190,206	53,915	244,120	21%
2034P	2,334,970	533.3	385,247	165.0	31%	198,098	53,682	251,780	20%
2035P	2,413,670	547.4	413,744	171.4	31%	224,432	52,919	277,351	21%
2036P	2,493,943	562.0	438,811	176.0	31%	244,990	52,383	297,373	21%
2037P	2,575,822	576.8	457,545	177.6	31%	255,841	52,130	307,971	21%
2038P	2,659,338	592.1	487,883	183.5	31%	283,472	52,753	336,224	21%
2039P	2,744,525	607.8	515,420	187.8	31%	305,907	53,019	358,926	22%
2040P	2,831,416	623.9	536,800	189.6	30%	318,885	53,537	372,422	21%
2041P	2,920,044	640.5	570,547	195.4	31%	349,670	54,460	404,131	22%
2042P	3,005,252	657.4	600,534	199.8	30%	374,362	55,112	429,474	22%
2043P	3,034,110	674.9	616,094	203.1	30%	381,517	53,284	434,801	21%
2044P	3,060,320	692.7	642,815	210.0	30%	405,191	51,969	457,160	22%
2045P	3,060,320	711.1	659,950	215.6	30%	417,056	51,533	468,589	22%
2046P	3,060,320	729.9	672,007	219.6	30%	420,442	49,249	469,691	21%
2047P	3,060,320	749.3	693,963	226.8	30%	438,980	49,122	488,102	21%
2048P	3,060,320	769.1	710,339	232.1	30%	449,395	50,260	499,655	21%
2049P	3,060,320	789.5	720,092	235.3	30%	449,107	51,503	500,610	21%
2050P	3,060,320	810.4	741,699	242.4	30%	466,727	52,911	519,637	21%
2051P	3,060,320	831.9	759,268	248.1	30%	478,691	54,363	533,054	21%
2052P	3,060,320	854.0	769,921	251.6	29%	480,363	55,814	536,177	21%
2053P	3,060,320	876.6	792,680	259.0	30%	498,821	57,277	556,098	21%

Cement sales at Pacasmayo Plant are on average S/ 1,620 million per year (for the period 2024-2053) and the average EBITDA margin for the same period is 21%.

The EBITDA margin remains relatively stable in the 30-year projection. The slight variations in the margin are mainly explained by the cost of remunerations, which has a behavior with peaks every three years due to union negotiations, the distribution of demand among plants and the consumption of imported clinker when reaching the maximum production capacity of the company’s own clinker.

Table 46 shows the Free Cash Flow projection and the valuation of the cement business of Pacasmayo plant:

Table 46 Free Cash Flow and valuation

	FCF - Valuation (Thousand S/)
	(-) Taxes (EBIT*t)	(-) CapEx	EBITDA Planta Pacasmayo	Free Cash Flow

2024P	-74,978	-27,225	243,201	140,999
2025P	-69,471	-28,015	229,018	131,532
2026P	-74,699	-28,827	244,165	140,639
2027P	-69,090	-29,663	218,964	120,212
2028P	-68,282	-30,523	214,075	115,270
2029P	-74,465	-31,408	227,865	121,992
2030P	-77,984	-32,319	234,531	124,228
2031P	-77,571	-33,256	230,120	119,293
2032P	-86,839	-34,221	258,134	137,074
2033P	-93,373	-35,213	277,424	148,837
2034P	-96,821	-36,234	286,264	153,209
2035P	-107,379	-37,285	314,738	170,074
2036P	-115,420	-38,367	336,806	183,019
2037P	-119,607	-39,479	348,546	189,460
2038P	-130,917	-40,624	380,042	208,500
2039P	-139,812	-41,802	405,251	223,637
2040P	-145,054	-43,014	420,260	232,191
2041P	-157,272	-44,262	455,154	253,620
2042P	-166,837	-45,545	482,918	270,535
2043P	-169,060	-46,866	489,374	273,447
2044P	-178,021	-48,225	514,484	288,238
2045P	-182,772	-49,624	527,426	295,030
2046P	-183,761	-51,063	529,282	294,457
2047P	-191,300	-52,544	550,074	306,230
2048P	-196,592	-54,068	563,792	313,132
2049P	-197,111	-55,636	565,322	312,575
2050P	-204,688	-57,249	586,751	324,814
2051P	-209,890	-58,909	601,888	333,089
2052P	-211,356	-60,618	606,018	334,044
2053P	-219,278	-62,375	628,477	346,823

WACC	11.56%
Economic NPV (Thousand S/)	1,513,634

The net present value (NPV) of Pacasmayo Plant cement business amounts to more than S/ 1,514 million at a discount rate of 11.56% and it is made up of the sum of the discounted cash flows of each period, for the 30-year projection. It is important to mention that the discounted recovery period (of the investment for the clinker line optimization) is 3 years.

For discounting of the cash flows, the weighted average cost of capital of the company (WACC for its acronym in English) was applied.

19.4.	Sensitivity Analysis

The sensitivity analysis considers a variation of +/- 5 and 10% in the variables that have the greatest impact on the NPV and EBITDA. These variables are the cement sales price, operating cost and CapEx.

Table 47 and 48 detail the sensitivity of the EBITDA and NPV to each variable, respectively, when the variables are varied independently. Figures 17 and 18 show the results of the sensitivity of NPV and EBITDA, respectively, to the three variables.

Table 47 Sensitivity analysis of the Net Present Value

Variable / Variation	-10%	-5%	0%	+5%	+10%
Price	-43.0	-21.5	0	21.5	43.0
Cost	36.5	18.2	0	-18.2	-36.5
CapEx	1.5	0.8	0	-0.8	-1.5

Table 48 Sensitivity analysis of EBITDA

Variable / Variation	-10%	-5%	0%	+5%	+10%
Price	-45.5	-22.8	0	22.8	45.5
Cost	34.7	17.3	0	-17.3	-34.7
CapEx	-0.1	0	0	0	0.1

Figure 17 Sensitivity of Net Present Value

Figure 18 Sensitivity of EBITDA

Based on these results, the NPV is most sensitive to cement price, followed by operating cost, and least sensitive to the CapEx. The EBITDA, on the other hand, is as sensitive to cement price as to the cost, and shows no sensitivity towards variations to the CapEx.

20.	Adjacent properties

The information in this chapter was obtained from the competent authority Instituto Geológico, Minero Metalúrgico (INGEMMET) according to the document “Resumen del Derecho Minero Acumulación Tembladera”. Figure 19 shows adjacent mineral concessions. The Eagle 1 concession overlaps with the Cementos Pacasmayo S.A.A. concession by 46.43 hectares. The Julissa A concession does not interfere with the area of the mining rights in the Cementos Pacasmayo S.A.A. concession.

Eagle 1 does not interfere with Cementos Pacasmayo S.A.A.’s operations or Reserve estimates.

Figure 19 Concession Acumulación Tembladera and adjacent concessions.

21.	Other relevant data and information

Not applicable

22.	Interpretation and conclusions

●	From a legal point of view, Cementos Pacasmayo S.A.A. has the ownership of the mining properties for the exploration, development and production of limestone to supply the cement plants for normal production during the life of the quarry.

●	Cementos Pacasmayo S.A.A. has been complying with international ISO-9001 (Quality) standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the Geological Model, Resource Estimation and Reserves Estimation.

●	Cementos Pacasmayo S.A.A. has a quality assurance system in its operations that includes sample preparation methods, procedures, analysis and safety of results which comply with the best practices in the industry.

●	The information verification and validation processes are carried out following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which are the fundamental basis for the estimation of Resources.

●	The geological modeling of the limestone deposit is consistent with the relationship between the information and the geological model.

●	The Mineral Resources and Reserves estimation consider the geologic characteristics and modifying factors as well as due consideration of risk: geologic and associated with evaluation of modifying factors. The main quality variable is the CaO content, which is very stable in the deposit, also there are along with other secondary variables that determine the quality of the Reserves.

●	In the process of estimating Mineral Reserves and in the production plans of the quarry, these variables have been adequately considered in the mining plan, properly sequenced and with blending processes. There are sufficient proven and probable Reserves for the next 30 years.

●	Table 49 shows the Mineral Resources of the Tembladera quarry and the results of Mineral Resource classification. Likewise, the Mineral Reserves and the results of Mineral Reserve classification are shown in Table 50.

Table 49 Resource Categorization (exclusive of Reserves) at the Tembladera quarry

	Resources	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Measured	122.6	49.33	1.83	1.82	4.76	0.31
	Indicated	34.5	50.32	1.68	1.44	3.85	0.20
	Measured + Indicated	157.1	49.55	1.80	1.74	4.56	0.29
	Inferred	75.9	50.33	1.62	1.45	3.93	0.31

Table 50 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	MgO (%)	Al2O3 (%)	SiO2 (%)	SO3 (%)
Limestone	Proven	65.5	49.66	1.52	1.54	4.60	0.37
	Probable	12.3	49.63	1.57	1.56	4.91	0.28
	Total	77.8	49.65	1.53	1.54	4.65	0.36

●	The cement plant located in Pacasmayo has equipment and facilities available for cement production using limestone from the Tembladera quarry and other necessary materials.

●	The Health, Safety and Environment department is in charge of supervising compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company áreas.

●	Through its Social Responsibility area, Cementos Pacasmayo S.A.A. has generated relationships of trust with the communities surrounding its operations, which have a solid relationship with our communities, identifying their primary needs in health, education, urban development, and local development.

●	The operation in Tembladera quarry and Pacasmayo plant, with regards to infrastructure, is technically and economically feasible due to the life of the quarry.

●	The sensitivity analysis shows that the operation is economically robust.

23.	Recommendations

●	Maintain the QAQC program for exploration, development and production activities associated with cement production.

●	It is recommended to perform the technical interpretation of the data generated during the 2022 diamond drilling campaign, so that they can be incorporated into the Mineral Resource and Reserves model, which will provide greater support and robustness to these models.

●	Complement the geotechnical monitoring of the quarry components with the implementation of the Geotechnical Monitoring Plan, which consists of the installation of slope displacement control landmark.

●	Perform density tests for limestone in the next studies at the Tembladera quarry.

●	For future diamond drilling campaigns, evaluate the rock density for each limestone horizon.

24.	References

BISA Ingeniería de Proyectos S.A.(2017). Actualización del Plan de Manejo Ambiental del Programa de Adecuación y Manejo Ambiental – PAMA de la Cantera Tembladera.

Servicios Generales de Seguridad y Ecología S.A. (2011). Declaración de Impacto Ambiental Instalación de 02 Hornos Verticales nº 5 y 6.

Servicios Generales de Seguridad y Ecología S.A. (2007). Estudio de Impacto Ambiental Incremento de la Producción de Clinker en la Planta de Cemento.

BISA Ingeniería de Proyectos S.A. (2017). Actualización del Plan de Manejo Ambiental del Programa de Adecuación y Manejo Ambiental – PAMA de la Cantera Tembladera – Volumen I

Magma Consulting S.A.C. (2021). Estudio Geomecánico Geotécnico Cantera Tembladera.

Magma Consulting S.A.C. (2021). Anexo 4: Estudio Hidrogeológico Cantera Tembladera.

Walsh Perú S.A. (2016). Actualización del Plan de Cierre de la Cantera Tembladera.

25.	Reliance on information provided by the registrant.

In preparing this report, the qualified persons relied upon data, written reports and statements provided by the registrant in accordance with 17 CFR § 229.1302(f). After careful review of the information provided, the QPs have no reason to believe that any material facts have been withheld or misstated. Cementos Pacasmayo provided the information as summarized in Table 51.

Table 51 List of Cementos Pacasmayo S.A.A. information.

Chapter	Chapter name	Information provided by CPSAA
3	Property description	Legal matters related to property rights and the authority “Instituto Geológico, Minero y Metalúrgico INGEMMET”
16	Market studies	Marketing information, ASOCEM, INEI, MEF and BCRP
17	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups	Environmental studies and information, Community Relations and agreements with stakeholders
18	Capital and operating costs	Historical data about cost, price and investments
19	Economic analysis	The International Monetary Fund, Economic model, Macroeconomic trends, data, assumptions, and interest rates
20	Adjacent properties	Legal matters related to property rights and the authority “Instituto Geológico, Minero y Metalúrgico “INGEMMET”